Form 10-K405, Exhibit 13
period 1995-06-30
OIS OPTICAL IMAGING SYSTEMS INC
filed 1995-09-26
CIK 753601

                                                                     EXHIBIT 13




                                 COMMON STOCK

PRICE RANGE OF COMMON STOCK
Shares of OIS Common Stock are traded in the National Association of Securities Dealers Automated Quotation System (NASDAQ) over-the-counter market under the symbol OVON. The following table sets forth the reported high and low bid quotations of OIS Common Stock for the fiscal periods indicated:

                                                                               PRICES
                                                  -----------------------------------
PERIOD                                               LOW                         HIGH
- -------------------------------------------------------------------------------------
YEAR ENDED JUNE 30, 1994
- -------------------------------------------------------------------------------------
First Quarter                                     $2.938                      $  3.00
Second Quarter                                    2.5625                         4.25
Third Quarter                                     3.1875                        3.875
Fourth Quarter                                     3.125                        5.625

YEAR ENDED JUNE 30, 1995
- -------------------------------------------------------------------------------------
First Quarter                                     $5.625                       $9.125
Second Quarter                                      6.00                        7.125
Third Quarter                                       5.00                        6.625
Fourth Quarter                                     4.375                       6.0625

YEAR ENDED JUNE 30, 1996
- -------------------------------------------------------------------------------------
First Quarter                                     $4.125                      $5.625
    through September 18

The above-listed quotations may include inter-dealer prices that may not necessarily represent actual transactions. No dividend or distribution on OIS Common Stock has been paid and none is presently being considered.

The approximate number of stockholders of record on September 18, 1995, was 1,595.

                                                       SELECTED FINANCIAL DATA


SELECTED FINANCIAL DATA
Set forth below is certain financial information taken from the audited financial statements.

YEAR ENDED JUNE 30                     1995                 1994                  1993                  1992                  1991
- ------------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                $   8,423,041          $11,700,389          $  7,162,035          $  5,481,869          $  4,314,121
- ----------------------------------------------------------------------------------------------------------------------------------
Cost of Sales                    17,810,224           13,078,919             9,262,815             4,894,526             4,819,259
- ----------------------------------------------------------------------------------------------------------------------------------
Internal Research                 1,306,843              688,094               372,242               517,348             1,185,081
    and Development
- ----------------------------------------------------------------------------------------------------------------------------------
Selling, General,                 3,935,699            3,789,061             2,834,330             6,167,353             6,811,134
    Administrative
    and Other
- ----------------------------------------------------------------------------------------------------------------------------------
Net Loss Before                          --                   --                    --           (6,097,358)                    --
    Extraordinary Item
- ----------------------------------------------------------------------------------------------------------------------------------
Net Loss                       $(14,629,725)         $(5,855,685)          $(5,307,352)          $(5,696,240)          $(8,501,353)
- ----------------------------------------------------------------------------------------------------------------------------------
Net Available to Common        $(14,840,684)         $(5,855,685)          $(5,507,552)          $(5,696,240)          $(8,501,555)
    Shareholders
- ----------------------------------------------------------------------------------------------------------------------------------
Net Loss per Share Before                --                   --                    --                 $(.28)                   --
    Extraordinary Item
- ----------------------------------------------------------------------------------------------------------------------------------
Net Loss per Share                    $(.21)               $(.19)                $(.20)                $(.26)                $(.57)
- ----------------------------------------------------------------------------------------------------------------------------------
AT YEAR END
- ----------------------------------------------------------------------------------------------------------------------------------
Total Assets                  $  57,263,779          $38,146,868          $  7,088,883          $ 10,288,994          $  5,865,797
- ----------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                $  40,125,454          $12,000,000          $     77,355          $    544,819          $      3,003
- ----------------------------------------------------------------------------------------------------------------------------------
Convertible Securities                   --                   --          $  7,221,412          $  6,999,980                    --
- ----------------------------------------------------------------------------------------------------------------------------------
Cost in Excess of                        --                   --                    --                    --          $    111,000
    Anticipated Billings
- ----------------------------------------------------------------------------------------------------------------------------------
Working Capital               $   5,211,233         $  2,616,215          $(1,173,195)          $  2,018,700          $   (666,523)
- ----------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity          $   7,820,724         $  9,633,880          $  3,501,018          $  1,013,024          $ (4,337,626)
    (Deficit)
- ----------------------------------------------------------------------------------------------------------------------------------

                                                        FINANCIAL STATEMENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To OIS Optical Imaging Systems, Inc.:

We have audited the accompanying balance sheets of OIS Optical Imaging Systems, Inc. (a Delaware corporation) as of June 30, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for each of the three years ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OIS Optical Imaging Systems, Inc. as of June 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years ended June 30, 1995 in conformity with generally accepted accounting principles.

As explained in Note H to the financial statements, effective July 1, 1993, the Company changed its method of accounting for income taxes.


/s/ Arthur Andersen LLP
Detroit, Michigan
August 25, 1995

                                                                BALANCE SHEETS

ASSETS JUNE 30                                                                 1995                           1994
- ------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and Cash Equivalents                                               $   495,854                    $   967,403
Cash-Restricted                                                             334,227                      3,479,666
Accounts Receivable                                                       2,097,024                      3,139,179
    (Net of Reserve for Doubtful
     Accounts of $60,000 at June 30, 1995 and
    at June 30, 1994)
Receivable from U.S. Government                                           2,584,117                      6,050,000
Inventory                                                                 3,360,062                      2,083,601
Prepaid Expenses                                                            299,605                        336,751
Insurance Receivable                                                      2,277,385                             --
Other Current Assets                                                         80,560                         72,603
- ------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                     11,528,834                     16,129,203

PROPERTY AND EQUIPMENT
Land                                                                      3,000,000                      3,000,000
Leasehold Improvements                                                    1,037,010                      1,037,010
Machinery and Other Equipment                                             9,105,373                      6,912,605
Capitalized Leases - Equipment                                              365,000                      1,330,664
Construction in Process                                                  39,339,490                     16,823,445
- ------------------------------------------------------------------------------------------------------------------
TOTAL PROPERTY AND EQUIPMENT                                             52,846,873                     29,103,724
- ------------------------------------------------------------------------------------------------------------------

Less Accumulated Depreciation                                            (7,111,928)                    (7,086,059)
    and Amortization
- ------------------------------------------------------------------------------------------------------------------
NET TOTAL PROPERTY AND EQUIPMENT                                         45,734,945                     22,017,665
- ------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                            $57,263,779                   $ 38,146,868
==================================================================================================================

See notes to financial statements.

                                                                BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY JUNE 30                          1995                             1994
- -----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Current Installments on Capital Lease Obligation                  $     121,633                    $       40,584
Accounts Payable                                                      4,178,305                         2,247,212
Government Equipment Deposit                                                 --                         9,529,666
Accrued Liabilities                                                   1,690,709                           960,748
Deferred Revenue                                                        326,954                           734,778
- -----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                             6,317,601                        13,512,988
LONG-TERM DEBT                                                       40,000,000                        12,000,000
LOCAL GOVERNMENT SUBSIDY                                              3,000,000                         3,000,000
CAPITAL LEASE OBLIGATION                                                125,454                                --
- -----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                    49,443,055                        28,512,988

STOCKHOLDERS' EQUITY
Preferred Stock, Par Value $0.01 per Share:                                 125                                --
    Series A, 8% Cumulative,
    Non-Convertible and Non-Voting
    Authorized -- 25,000 Shares
    Issued and Outstanding -- 12,500 Shares
    at June 30, 1995 and 0 Shares at June 30, 1994
Common Stock, Par Value $0.01 per Share:                                967,129                           308,010
    Authorized -- 125,000,000 Shares
    Issued and Outstanding -- 96,712,931 Shares
    at June 30, 1995 and 30,800,955 Shares at
    June 30, 1994
Additional Paid-In Capital                                           81,325,112                        58,403,797
Guardian Equity                                                              --                        10,500,000
Accumulated Deficit                                                 (74,138,390)                      (59,297,707)
Deferred Compensation                                                  (333,252)                         (280,220)
- -----------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                            7,820,724                         9,633,880
- -----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                         $ 57,263,779                      $ 38,146,868
=================================================================================================================

See notes to financial statements.

                                                      STATEMENTS OF OPERATIONS

YEARS ENDED JUNE 30                                      1995                    1994                  1993
- -----------------------------------------------------------------------------------------------------------
REVENUES
Display Revenue                                  $  2,290,242             $ 1,256,655           $ 1,137,446
Engineering Revenue                                 5,799,519              10,322,328             5,941,953
Sensor Revenue                                        333,280                 121,406                82,636
- -----------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                      8,423,041              11,700,389             7,162,035

Cost of Sales                                      17,810,224              13,078,919             9,262,815
- -----------------------------------------------------------------------------------------------------------
GROSS MARGIN                                       (9,387,183)             (1,378,530)           (2,100,780)

OPERATING EXPENSES
Internal Research and Development                   1,306,843                 688,094               372,242
Selling, General and Administrative                 4,237,253               3,660,203             2,383,063
- -----------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                            5,544,096               4,348,297             2,755,305
OPERATING LOSS                                    (14,931,279)             (5,726,827)           (4,856,085)

OTHER INCOME AND (EXPENSE)
Other (Substantially All Interest)                    189,428                (167,171)             (599,513)
Licensing and Royalties                               112,126                 239,713               148,246
Loss on Sale of Long-Term Investment
    in Joint Venture                                       --                (201,400)                   --
- -----------------------------------------------------------------------------------------------------------
NET LOSS                                         $(14,629,725)            $(5,855,685)          $(5,307,352)
- -----------------------------------------------------------------------------------------------------------
Preferred Stock Dividends                             210,959                      --                    --
- -----------------------------------------------------------------------------------------------------------
NET LOSS AVAILABLE TO                            $(14,840,684)            $(5,855,685)          $(5,307,352)
    COMMON SHAREHOLDERS
===========================================================================================================
NET LOSS PER COMMON SHARE                               $(.21)                  $(.19)                $(.20)
===========================================================================================================

See notes to financial statements.

                                            STATEMENTS OF STOCKHOLDERS' EQUITY


For the Years Ended June 30, 1995, 1994 and 1993

                                                         PREFERRED STOCK          COMMON STOCK
                                                      --------------------      -------------------------------------------
                                                      NUMBER OF                   NUMBER OF                      ADDITIONAL
                                                        SHARES      AMOUNT           SHARES        AMOUNT   PAID-IN CAPITAL
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1992                                 - 0 -    $  - 0 -       26,146,519    $  261,465       $48,886,229
Conversion of Convertible Subordinated Securities to        --          --        1,000,000        10,000         1,990,000
    Common Stock (November 11, 1992)
Common Stock Granted as Deferred Compensation               --          --          160,800         1,608           139,092
    (March 17, 1993)
Conversion of Convertible Subordinated Securities to        --          --        2,804,901        28,049         5,757,060
    Common Stock (May 14, 1993)
Termination of Deferred Compensation (Fiscal 1993)          --          --             (350)           (3)             (303)
Amortize Deferred Compensation (Fiscal 1993)                --          --               --            --                --
Net Loss for Year Ended June 30, 1993                       --          --               --            --                --
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993                                 - 0 -       - 0 -       30,111,870       301,119        56,772,078
Common Shares Sold (Fiscal 1994)                            --          --          597,860         5,979         1,339,206
Common Stock Granted as Deferred Compensation               --          --           97,725           977           298,135
    (August 20, 1993, December 15, 1993
    and December 22, 1993)
Termination of Deferred Compensation (Fiscal 1994)          --          --           (6,500)          (65)           (5,622)
Amortize Deferred Compensation (Fiscal 1994)                --          --               --            --                --
Conversion of Guardian Note to                              --          --               --            --                --
    Equity (June 30, 1994)
Net Loss for Year Ended June 30, 1994                       --          --               --            --                --
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                                 - 0 -       - 0 -       30,800,955       308,010        58,403,797
Common Shares Sold (Fiscal 1995)                            --          --           87,016           869           292,676
Common Stock Granted as Deferred Compensation               --          --           49,920           499           323,981
    (January 13, 1995)
Termination of Deferred Compensation (Fiscal 1995)          --          --          (16,230)         (162)          (37,304)
Amortize Deferred Compensation (Fiscal 1995)                --          --               --            --                --
Conversion of Guardian Equity to                            --          --       65,791,270       657,913         9,842,087
    Common Stock (November 26, 1995)
Preferred Stock Sold (Fiscal 1995)                      12,500         125               --            --        12,499,875
Dividends Declared (Fiscal 1995)                            --          --               --            --                --
Net Loss for Year Ended June 30, 1995                       --          --               --            --                --
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995                                12,500      $  125       96,712,931    $  967,129       $81,325,112
===========================================================================================================================

See notes to financial statements.

                                                           ----------------------------------------------------------------
                                                           GUARDIAN    ACCUMULATED      DEFERRED   STOCKHOLDERS'        PER
                                                             EQUITY        DEFICIT  COMPENSATION          EQUITY      SHARE
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1992                                   $  - 0 -    $48,134,670      $  - 0 -     $ 1,013,024        --
Conversion of Convertible Subordinated Securities to             --             --            --       2,000,000      2.00
    Common Stock (November 11, 1992)
Common Stock Granted as Deferred Compensation                    --             --      (140,700)             --      .875
    (March 17, 1993)
Conversion of Convertible Subordinated Securities to             --             --            --       5,785,109      2.06
    Common Stock (May 14, 1993)
Termination of Deferred Compensation (Fiscal 1993)               --             --            --            (306)     .875
Amortize Deferred Compensation (Fiscal 1993)                     --             --        10,543          10,543        --
Net Loss for Year Ended June 30, 1993                            --     (5,307,352)           --      (5,307,352)       --
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1993                                      - 0 -    (53,442,022)     (130,157)      3,501,018        --
Common Shares Sold (Fiscal 1994)                                 --             --            --       1,345,185     2.250
Common Stock Granted as Deferred Compensation                    --             --      (299,112)             --      3.06
    (August 20, 1993, December 15, 1993
    and December 22, 1993)
Termination of Deferred Compensation (Fiscal 1994)               --             --         5,687              --      .875
Amortize Deferred Compensation (Fiscal 1994)                     --             --       143,362         143,362        --
Conversion of Guardian Note to                           10,500,000             --            --      10,500,000        --
    Equity (June 30, 1994)
Net Loss for Year Ended June 30, 1994                            --     (5,855,685)           --      (5,855,685)       --
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1994                                 10,500,000    (59,297,707)     (280,220)      9,633,880        --
Common Shares Sold (Fiscal 1995)                                 --             --            --         293,545     3.373
Common Stock Granted as Deferred Compensation                    --             --      (324,480)             --     6.500
    (January 13, 1995)
Termination of Deferred Compensation (Fiscal 1995)               --             --        30,730          (6,736)    2.308
Amortize Deferred Compensation (Fiscal 1995)                     --             --       240,718         240,718        --
Conversion of Guardian Equity to                        (10,500,000)            --            --              --       .16
    Common Stock (November 26, 1995)
Preferred Stock Sold (Fiscal 1995)                               --             --            --      12,500,000    1,000.
Dividends Declared (Fiscal 1995)                                 --       (210,958)           --        (210,958)    16.88
Net Loss for Year Ended June 30, 1995                            --    (14,629,725)           --     (14,629,725)       --
- ---------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 1995                                   $  - 0 -   $(74,138,390)    $(333,252)    $ 7,820,724        --
===========================================================================================================================

                                                       STATEMENTS OF CASH FLOWS


YEAR ENDED JUNE 30                                       1995               1994              1993
- --------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss                                          $14,629,725)      $ (5,855,685)     $ (5,307,352)

ADJUSTMENTS TO RECONCILE NET LOSS TO NET
CASH USED IN OPERATING ACTIVITIES
Depreciation and Amortization                       1,356,533          1,296,667         1,095,397
Loss on Sale of Long-Term Investment
   in Joint Venture                                        --            201,400                --
Collection of Bad Debts                                    --                 --           250,000
Deferred Compensation Expense                         233,982            143,362            10,237

IMPACT ON CASH FLOWS FROM CHANGES IN ASSETS
AND LIABILITIES
Accounts Receivable                                 1,042,155         (2,065,447)          715,240
Prepaid Expenses and Other Assets                  (2,248,196)          (244,952)          249,742
Inventory                                          (1,276,461)        (1,014,130)         (123,775)
Accounts Payable and Accrued Liabilities           (3,613,687)         5,593,812           885,181
Deferred Revenue                                     (407,824)            85,548           348,685
- --------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES             (19,543,223)        (1,859,425)       (1,876,645)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from Sale of Long-Term Investment                 --            797,600                --
    in Joint Venture
Capital Expenditures                              (24,708,813)       (16,561,054)       (1,218,671)
- --------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES             (24,708,813)       (15,763,454)       (1,218,671)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal Payments on Long-Term Debt                 (158,497)          (504,237)         (436,862)
Proceeds from Issuance of Debt and Securities      28,000,000         10,700,000         1,300,000
Net Proceeds from Issuance of Common Stock            293,545          1,345,185                --
Net Proceeds from Issuance of Preferred Stock      12,500,000                 --                --
Proceeds from Issuance of Guardian Note                    --         10,500,000                --
- --------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY                               40,635,048         22,040,948           863,138
    FINANCING ACTIVITIES
INCREASE (DECREASE) IN                             (3,616,988)         4,418,069        (2,232,178)
    CASH AND CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                          4,447,069             29,000         2,261,178
- --------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                          $       830,081    $     4,447,069   $        29,000
==================================================================================================

See notes to financial statements.

SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS
FOR THE YEARS ENDED JUNE 30                             1995           1994            1993
- -------------------------------------------------------------------------------------------
Capitalization of Equipment Pursuant to          $   365,000           $ --            $ --
    Capital Lease Obligation
- -------------------------------------------------------------------------------------------
Accrual of Preferred Stock Dividends                 210,959             --              --
- -------------------------------------------------------------------------------------------
Conversion of Guardian Equity to                  10,500,000             --              --
    Common Stock
- -------------------------------------------------------------------------------------------
Common Stock Issued in Exchange for                  287,014        293,425         140,394
    Deferred Compensation, Net of Terminations
- -------------------------------------------------------------------------------------------
Conversion of Convertible Subordinated                    --      7,785,109         376,783
    Securities to Common Stock
- -------------------------------------------------------------------------------------------
Conversion of Accrued Interest to                         --        563,697         494,236
    Convertible Subordinated Securities
- -------------------------------------------------------------------------------------------
Conversion of Guardian Securities to Equity               --     10,500,000              --
- -------------------------------------------------------------------------------------------
Accrual of Future Plant Equipment                         --      6,050,000              --
- -------------------------------------------------------------------------------------------
Contribution of Land Under                                --      3,000,000              --
    Local Government Subsidy
- -------------------------------------------------------------------------------------------
Conversion of Dividends Payable to
    Preferred Stock                                       --             --         143,993
- -------------------------------------------------------------------------------------------


See statements of cash flows.

                                              NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION
OIS Optical Imaging Systems, Inc. (OIS) formerly Ovonic Imaging Systems, Inc., a Delaware corporation, was organized as Ovonic Display Systems, Inc. on May 31, 1984 and commenced operations as a separate company on July 1, 1984, to complete the development of and thereafter to manufacture and market flat panel displays and electronic image processing products, employing amorphous and related materials and information technology. OIS is currently providing these products and services mainly to avionic and military customers.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

CASH AND CASH EQUIVALENTS
Cash equivalents consist of investments in short-term, highly-liquid securities having a maturity of three months or less when acquired. Cash equivalents of $830,081 and $4,447,069 are included in cash and cash equivalents in the accompanying Balance Sheets for the years ended June 30, 1995 and 1994, respectively. These are stated at cost which approximates market.

Restricted cash consists of funds received under the Advanced Research Projects Agency (ARPA) agreement (see Note L).

Cash paid for interest, net of amounts capitalized, for the fiscal years ended June 30, 1995, 1994 and 1993 was $10,808, $74,254 and $229,469, respectively.

PROPERTY AND EQUIPMENT
All properties are recorded at cost and are depreciated on the straight-line method over the estimated useful lives of the individual assets. The estimated lives of the principal classes of assets are as follows:

                                 YEARS
- -----------------------------------------
Building                               30
Leasehold Improvements                 10
Machinery and Other Equipment     3 to 10
- -----------------------------------------

Machinery and other equipment acquired for a particular research and development project and which have no alternative future use (in other research and development projects or otherwise) are charged to the expense of the specific project to which they were dedicated. Machinery and other equipment which have alternative future uses are capitalized at cost.

Expenditures for maintenance and repairs are charged to operating expenses. Expenditures for improvements or major renewals are capitalized and are depreciated over their estimated useful lives.

Capitalized lease equipment is depreciated over the term of the lease. Accumulated depreciation on the capitalized lease equipment was $121,647 and $1,261,544 as of June 30, 1995 and 1994, respectively.

Certain equipment installed at the new manufacturing facility is owned by the government and is not recorded in the accompanying Balance Sheet (see Note L).

INVENTORY
Inventory is stated at the lower of cost, determined on a first-in first-out basis, or market, and represents raw material used in display development and displays in process. The components of inventory as of June 30, are as follows:

                                      1995             1994
- -----------------------------------------------------------
Raw Materials                   $2,029,162       $  853,962
Displays in Process              1,330,900        1,229,639
- -----------------------------------------------------------
TOTAL                           $3,360,062       $2,083,601
===========================================================


INSURANCE RECEIVABLE
This amount represents costs incurred by the company to repair and clean up damage caused by a fire at the new manufacturing facility and will be reimbursed by an Insurance Company. (See Note L).

RESEARCH AND DEVELOPMENT
Research and development costs are charged to operating expenses as incurred.

PATENTS
Patent expenditures are charged directly to expense, and are included in Selling, General and Administrative Expenses.

CUSTOMER AGREEMENTS
Certain long-term customer engineering agreements are accounted for on a percentage of completion basis. Amounts billed but not yet earned and/or amounts received as advance payments net of revenues recognized in advance of billings are recorded as deferred revenue. Projected losses on customer agreements are recorded as cost in excess of anticipated billings at the time such losses become apparent. Revenue on the Company's production contracts is recognized when displays are shipped to the customer.

In fiscal 1995 and 1994, the Company derived approximately 40% and 62% of revenue respectively from Kaiser Electronics. During fiscal 1993 the Company derived approximately 22% of revenue from Honeywell Satellite Systems.

RECLASSIFICATIONS
Certain amounts in the prior year financial statements have been reclassified to conform with the current financial presentation.

                                              NOTES TO FINANCIAL STATEMENTS

NOTE C - CAPITAL STOCK
Holders of OIS Common Stock are entitled to one vote per share.

The holders of OIS Common Stock are entitled to dividends when and if declared by the Board of Directors of OIS out of any funds legally available therefore. OIS has not declared or paid any dividends on Common Stock. The Company is restricted by its credit agreement from declaring or paying cash dividends (see Note J).

During fiscal 1995, the Company issued 12,500 shares of Preferred Stock to its affiliate Guardian Industries Corp. Dividends declared on Preferred Stock were $210,959 for fiscal year 1995. No Preferred Stock was outstanding during fiscal 1994 or 1993. The Company is restricted from paying dividends on its Preferred Stock by its credit agreement. Certain of these restrictions lapse on September 30, 1996 (see Note J).

The Preferred Stock bears a dividend rate of 8% for the first five years. During each of years six through eight, the members of the Board of Directors independent of Guardian Industries Corp. (the Independent Directors) will select one of the following annual rates: 1) LIBOR plus 125 basis points, or 2) the three year Treasury Bill yield plus 200 basis points. During years nine through eleven, the Independent Directors will select one of the following annual rates: 1) LIBOR plus 125 basis points, or 2) the three year Treasury Bill yield plus 400 basis points. Thereafter, beginning with year twelve and on each successive three year anniversary, the rate then in effect will increase 150 basis points. At no time will the rate exceed 16.5% annually.

NOTE D - STOCK OPTION PLANS
OIS has in effect two stock incentive plans, the 1994 Significant Employee Stock Incentive Plan (the 1994 Plan) and the Amended and Restated 1988 Stock Option and Incentive Plan (the 1988 Plan). The plans are administered by the Stock Option Committee of the Board of Directors of OIS (the Committee). These plans authorize the award of restricted stock or stock options covering 3,000,000 shares of OIS Common Stock to employees, consultants and such other persons as the Committee may determine. In fiscal 1995, 1994 and 1993, most awards have been awards of restricted stock. Currently, the Committee is making awards under the 1994 Plan only.

Awards of restricted stock are non-transferable and subject to forfeiture during the restriction period established by the Committee. The awards of restricted stock during fiscal 1995, 1994 and 1993 are summarized in the following table:

                                         NUMBER OF        PER SHARE           AGGREGATE                   RESTRICTION
FISCAL YEAR                         SHARES GRANTED            PRICE               VALUE                    LAPSE DATE
- ---------------------------------------------------------------------------------------------------------------------
1995                                        19,920            $6.50            $324,480              October 13, 1997
1994                                        97,725       $1.68-3.50            $299,112              October 13, 1995
1993                                       160,800           $0.875            $140,700              October 13, 1996


The Company has awarded 108,000 stock options under the 1994 Plan, all in fiscal 1995. These options become exercisable in two stages, six months after the date of grant with respect to 50% of the shares and eighteen months after the date of grant with respect to the remaining 50% of the shares. These options expire ten years after the date of grant.

There are currently outstanding 233,104 stock options that were granted under the 1988 Plan before fiscal 1992. These options generally become exerciseable in five stages, beginning one year after the date of grant with respect to 20% of the shares and continuing with an additional 20% of the shares becoming exerciseable annually thereafter. These options generally expire six years after the date of grant.

The stock options granted by the Company are non-transferable and are subject to forfeiture if not exercised within a time specified by the Committee (but not more than three months) after the termination of employment with, or provision of services to, the Company, unless the termination was a result of death, disability or retirement, in which case the option may be exercised until six months after the termination.

A summary of the transactions during the three years ended June 30 with respect to OIS's stock option plans follows:

                                            1995               1994                      1993
- --------------------------------------------------------------------------------------------------
                                             AVERAGE              AVERAGE                  AVERAGE
                                              OPTION               OPTION                   OPTION
                                     SHARES    PRICE      SHARES    PRICE          SHARES    PRICE

Outstanding at the                  313,419    $2.26     976,859    $2.25       1,061,788    $2.25
    Beginning of Fiscal Year
Granted                             108,000     5.13      79,200     2.25          10,000      .94
Cancelled                             9,350     2.25     143,580     2.25          94,929     2.25
Exercised                            70,965     2.25     599,060     2.38           -0-        N/A
- --------------------------------------------------------------------------------------------------
Outstanding June 30                341,104     $3.15     313,419    $2.26         976,859    $2.25
==================================================================================================
Exercisable June 30                 143,731    $2.21     131,974    $2.27         613,658    $2.28
==================================================================================================
Available for Grant June 30       2,868,860      N/A   1,015,925      N/A         951,545      N/A
==================================================================================================

                                              NOTES TO FINANCIAL STATEMENTS


NOTE E - RELATED PARTY TRANSACTIONS
Guardian Industries Corp. (Guardian), the Company's affiliate, purchased 12,500 shares of the Company's Series A Preferred Stock in fiscal 1995 for aggregate consideration of $12,500,000.

Effective November 26, 1994, Guardian exercised its option to purchase additional shares of OIS Common Stock. In that transaction, OIS issued to Guardian 41,828,768 shares of Common Stock and issued to William Davidson, who is the president and owner of Guardian, 23,962,502 shares of Common Stock pursuant to rights derived from convertible subordinated securities (see Note
J).

In April 1992, OIS and Guardian entered into a Services Agreement, which was amended in July 1992. Under that agreement, Guardian provided the services of Rex Tapp, who was then an employee of Guardian, as President of OIS, for $130,000 per year; provides certain administrative, accounting, technical, travel arrangement, management and tax services for $50,000 per year, and provides legal services at an hourly rate of $100. In July 1995, Mr. Tapp ceased to be an employee of Guardian and became an employee of OIS with the result that his services to OIS are no longer subject to the Services Agreement. During fiscal years 1995, 1994 and 1993, OIS incurred expenses of approximately $190,000, $267,000 and $205,000, respectively, for these services. During 1995 and 1994, OIS also purchased approximately $17,000 and $80,000, respectively, worth of architectural glass from Guardian for installation at the new manufacturing facility. In May 1993, OIS and Guardian entered into an Engineering Services Agreement in which employees at Guardian are providing engineering services in connection with construction of the new facility. The aggregate amount paid by OIS will not exceed $250,000 without approval of the Independent Directors of OIS. The Company incurred approximately $118,000 and $78,000, for the years ended June 30, 1995 and 1994, respectively, for these engineering services (see Note L).

During 1993, IRITECH, S.p.A. converted its $2,000,000 subordinated note into 1,000,000 shares of Common Stock.

NOTE F - LONG-TERM INVESTMENT IN
JOINT VENTURE
In December 1993, OIS incurred a $201,400 loss when it sold its investment in Common Stock of UNIPAC Optoelectronics, Inc., (UNIPAC) a corporation organized under the laws of the Republic of China in Taiwan, for $797,600. These shares represented 10% ownership of UNIPAC.

NOTE G - NET LOSS PER SHARE
Net loss per share is based on the weighted average number of shares of OIS Common Stock outstanding during the year. The number of shares used in the computation for the years ended June 30, 1995, 1994 and 1993 were 69,241,640, 30,502,644 and 27,187,041, respectively.

Under the terms of the two Stock Purchase Agreements, the Guardian Option (see Note J) and William Davidson's right pursuant to a May 14, 1993 agreement (see Note J), the Company issued 65,791,720 shares of Common Stock on November 26, 1994. Pursuant to a fiscal 1994 agreement, the shares of Common Stock were paid for, but not issued, prior to June 30, 1994; this payment was represented by the Guardian equity in the accompanying Balance Sheet. If these shares of Common Stock had been issued and outstanding as of June 30, 1994, net loss per share would have been $.15 for the year ended June 30, 1995, based upon 96,654,669 weighted average shares.

NOTE H - FEDERAL TAXES ON INCOME
Effective July 1, 1993, the Company prospectively adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires a change in the method of accounting for income taxes from the deferral method to an asset and liability approach. The effect of the adoption of this standard was not material to the financial statements.

The differences between the United States Federal statutory income tax benefit and the consolidated income tax benefit for the years ended June 30 are summarized as follows:


                                          1995             1994
- ---------------------------------------------------------------
Federal Statutory Benefit         $(4,974,000)     $(1,991,000)
Net Increase in Valuation            4,971,000        1,989,000
    Reserve Due to Losses
    Without Tax Benefit
Other                                    3,000            2,000
- ---------------------------------------------------------------
Actual Income Tax Provision       $      - 0 -     $      - 0 -
===============================================================

Deferred income taxes represent temporary differences in the recognition of certain items for income tax and financial reporting purposes. The components of net deferred income taxes are summarized as follows:

                                                        JUNE 30, 1995    JUNE 30, 1994
- --------------------------------------------------------------------------------------
DEFERRED INCOME TAX LIABILITY
    Depreciation and Amortization                        $   163,000      $   190,000
- --------------------------------------------------------------------------------------
                                                             163,000          190,000
DEFERRED INCOME TAX ASSETS
    Research and Development                              $ (692,000)     $  (855,000)
    Other Tax Credits                                       (150,000)        (150,000)
    Net Operating Loss Credits                           (22,891,000)     (17,901,000)
    Deferred Revenue                                        (111,000)         (86,000)
    Other                                                   (212,000)        (120,000)
- -------------------------------------------------------------------------------------
                                                         (24,056,000)     (19,112,000)
Valuation Allowance                                        23,893,000      18,922,000
- -------------------------------------------------------------------------------------
                                                            (163,000)        (190,000)
- -------------------------------------------------------------------------------------
NET DEFERRED INCOME TAXES                                  $ - 0 -          $  - 0 -
=====================================================================================

                                              NOTES TO FINANCIAL STATEMENTS


Any tax loss carryforwards and other tax attributes will be subject to limitations provided by Internal Revenue Code Sec. 382, which may substantially reduce the amounts available for utilization as a result of changes in control. There was a change of ownership on December 12, 1990 for purposes of Internal Revenue Code Sec. 382.

At June 30, 1995, remaining net operating loss and tax credit carryforwards expire as follows:

                                                                          RESEARCH AND
                      NET OPERATING        INVESTMENT      CHARITABLE      DEVELOPMENT
                               LOSS        TAX CREDIT    CONTRIBUTION           CREDIT
                       CARRYFORWARD      CARRYFORWARD    CARRYFORWARD     CARRYFORWARD
- --------------------------------------------------------------------------------------
1999                    $ 3,965,000                --              --               --
2000                      6,560,000           $35,100              --         $316,000
2001                      3,255,000            21,450              --           69,000
2002                      3,242,000                --              --               --
2003                      7,391,000                --              --               --
2004                      3,352,000                --              --               --
2005                        633,000                --              --               --
2006                      6,009,000                --          $1,300               --
2007                      6,476,000                --              --               --
2008                      5,213,000                --           1,000              --
2009                      5,886,000                --           2,030               --
2010                     15,344,000                --              --               --
- --------------------------------------------------------------------------------------
                        $67,326,000           $56,550          $4,330         $385,000
======================================================================================

NOTE I - LEASE AGREEMENTS
In the year ended June 30, 1995, OIS entered into a three year non-collateralized lease agreement covering certain machinery and equipment. The lease requires monthly payments of $10,633 through 1997.

OIS's Troy facilities are leased under a lease expiring in March 1996 at a monthly rate of $15,460. This lease contains a six month renewal option. All OIS leases are with unrelated parties.

Obligations under capital leases and non-cancellable operating leases expiring in each of the five years subsequent to June 30, 1995 are as follows:

                          CAPITAL LEASE      OPERATING
                          OBLIGATIONS        LEASES
- ------------------------------------------------------
               1996            $127,593       $180,586
               1997             127,577         29,235
               1998                  --          8,738
- ------------------------------------------------------
              TOTAL            $255,170       $218,559
LESS INTEREST                  $  8,083       ========
    INCLUDED ABOVE
- ---------------------------------------
PRESENT VALUE OF               $247,087
    MINIMUM PAYMENTS
- ---------------------------------------
LESS CURRENT                    121,633
    PORTION
- ---------------------------------------
LONG-TERM                      $125,454
    PORTION
=======================================

Operating lease expense for the fiscal years ended June 30, 1995, 1994 and 1993 was $251,632, 237,483, and $195,603, respectively.

NOTE J - FINANCING TRANSACTIONS On November 26, 1991, Guardian paid OIS $10,500,000 for 7,000,000 shares of OIS's Common Stock, which then represented approximately 28 percent of all issued and outstanding shares. OIS also granted and issued to Guardian a three year option (the Guardian Option) to purchase additional shares of the Common Stock for a price of $10,500,000. Effective November 26, 1994, Guardian formally exercised its option to purchase additional shares of OIS Common Stock. In that transaction, OIS issued to Guardian 41,828,768 shares of Common Stock. The option shares issued to Guardian, together with the shares issued to Guardian in November 1991, amount to approximately 51 percent of the issued and outstanding shares of the Common Stock (see Note E).

On December 14, 1993, the Company entered into a credit agreement (the Agreement), which was amended March 13, 1995, with a consortium of banks. Under the terms of the Agreement, the Company obtained a credit facility that provides $26.25 million in term loans and a $26.25 million revolving credit facility. Under the terms of the

                                                  NOTES TO FINANCIAL STATEMENTS


Agreement,the term loans and borrowings under the revolving credit facility bear interest, payable quarterly, at LIBOR plus .875%, or at elected fixed rates with interest periods ranging from 30 days to 180 days. The term loans are payable in quarterly principal installments of $750,000, commencing September 30, 1996 through September 30, 1997, $1,250,000 commencing September 30, 1997 through December 31, 1997, $2,500,000 commencing March 31, 1998 through June
30, 1998, $2,750,000 on September 30, 1998 through December 31, 1998,
$3,375,000 on March 31, 1999 through June 30, 1999, $3,875,000 on September 30,
1999 and $13,375,000 on December 31, 1999. The Company also pays a commitment fee of .375% of the unused portion of the credit facility. The revolving credit facility matures in December 1999. As of June 30, 1995, $12.5 million of the credit facility remained unused.

Under the terms of the Agreement, OIS is restricted from incurring additional debt (as defined) and paying cash dividends (as defined). Furthermore, OIS must maintain a level of minimum tangible capital funds and leverage ratio as defined in the Agreement and complete construction of the new manufacturing facility by June 30, 1995 (see Note L). OIS is compliance with the above as of June 30, 1995.

During fiscal 1993, the Company signed a credit agreement with NBD Bank, N.A. under which the Company had access to a $3 million working capital line of credit. Borrowings under the line of credit were secured by the Company's assets. The line of credit expired December 31, 1993 and was retired in full.

On May 14, 1993, the Company, William Davidson and Guardian entered into a transaction to increase the stockholders' equity of the Company. In this transaction, William Davidson converted $5,785,109 of 10% convertible subordinated securities into 2,804,901 shares of Common Stock and the right to receive additional Common Stock upon Guardian's exercise of the option described above. Concurrent with the exercise of the Guardian Option, William Davidson received 23,962,502 shares of Common Stock pursuant to this right.

NOTE K - EMPLOYEE BENEFIT PLAN
The Company has a 401(k) plan for substantially all employees. Employer contributions are 50% of the employee's contribution, up to a maximum of 5% of the employee's wages. Employer contributions to this plan were approximately $135,000, $91,000 and $57,000 for the years ended June 30, 1995, 1994 and
1993, respectively.

NOTE L - NEW MANUFACTURING FACILITY
During fiscal 1994, the Company started construction on a new manufacturing facility in Northville, Michigan. In connection with the construction, the Company purchased land valued at approximately $3 million from Wayne County for $10. The Company must use the land to construct the above mentioned manufacturing facility and must meet certain employment criteria. If the above criteria are not met, the Company must pay up to approximately $1 million to Wayne County. The facility is expected to cost $97 million, a substantial portion of which was completed at year end. Pursuant to this construction, the Company has capitalized approximately $2.38 million and $325,000 of interest incurred during construction during the years ended June 30, 1995 and 1994, respectively. The capitalized interest is included in construction in process in the accompanying Balance Sheets.

During fiscal 1994, the Company negotiated an agreement under the ARPA AMLCD Manufacturing Technology Program. Under the terms of the agreement, the Company will receive $48 million (the Proceeds) over two years. The Company must use the proceeds to purchase equipment for installation in the new manufacturing facility. The equipment purchased remains the property of the United States Government and is not reflected in the accompanying Balance Sheets. The Company is entitled to use this equipment without charge until August 1998. At that time, the Company has the option to purchase the Government-Owned equipment at its then fair market value. Cash received prior to payment for the equipment is reflected in Cash-Restricted in the accompanying Balance Sheets. Amounts billed to ARPA, but not received, are reflected as Receivable from U.S. Government in the accompanying Balance Sheets. Cash received on deposit is relieved as equipment is purchased. As of June 30, 1995 approximately $42.7 million of the $48 million has been billed all of which has been received. As of June 30, 1995, the Company has spent approximately $2 million for equipment that has not been billed to ARPA and is included in Receivable from U.S. Government in the accompanying Balance Sheet.

                                                      MANAGEMENT'S DISCUSSION

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

RESULTS OF OPERATIONS SUMMARY The operating results for fiscal 1995 reflect decreased total revenues and increased costs and increased losses. Total revenues decreased in fiscal 1995 as a result of limited growth in the sale of displays and as a result of the Company's strategic decision to limit customer-funded development and engineering activity in favor of the sale of standard displays. Growth of display sales was constrained by delivery delays caused by capacity limitations at the Company's Troy facility as well as certain manufacturing problems which are discussed below under Cost of Sales. These problems, together with the increased personnel and maintenance costs associated with the start-up of the Company's new production facility in Northville, resulted in significantly higher costs and losses in fiscal 1995.

In fiscal 1996, the Company is simultaneously attempting to resolve its manufacturing problems while transferring manufacturing operations from the Troy facility to the new Northville facility and to increase its level of product orders so that sales and revenues will increase as the Company's production capability increases. Management does not expect improved financial results in fiscal 1996, but does expect the results of the Company's efforts in fiscal 1996 to determine whether the Company's cost of sales can improve in the following fiscal years.

The Company began processing glass plates at the Northville facility in August 1995, and the first pre-production glass cells are scheduled for completion in early October 1995.

YEAR ENDED JUNE 30, 1995
COMPARED TO YEAR ENDED JUNE 30, 1994

REVENUE
Total revenue decreased in fiscal 1995 mainly because the Company's level of customer-funded engineering and development activity was reduced dramatically and because of production delays. Although revenue from the sale of displays increased, this increase did not offset the larger decrease in revenue from customer-funded engineering and development activities. Total revenue for fiscal 1995 of $8,423,041 was 28% lower than total revenue for the preceding fiscal year of $11,700,389. Revenue from the sale of displays for fiscal 1995 of approximately $2,290,000 was 82% higher than revenue from the sale of displays for the preceding fiscal year of approximately $1,257,000.

Revenue from customer-funded engineering and development activities for fiscal 1995 of $5,799,519 was 44% lower than revenue from such activities for the preceding fiscal year of $10,322,328. Work on the Company's most significant engineering and development programs, which have been performed for Kaiser Electronics in connection with the Air Force F-22 and F-18 programs, continued to wind down in fiscal 1995 as scheduled. The Company does not expect additional engineering and development projects of the magnitude of these programs because it has made a strategic decision to reduce customer-funded engineering activity in order to focus on the sale of standard displays.

Capacity limitations of the Troy facility and manufacturing process problems constrained the production and sale of displays by the Company and limited sales revenue for fiscal 1995. In any event, the overall level of demand for displays in the Company's principal submarket (commercial and military avionics) would not have led to sales revenue sufficient to offset the entire decrease in engineering and development revenue. The manufacturing problems discussed below under Cost of Sales and other manufacturing problems discussed in the Company's quarterly reports on Form 10-Q for the second and third quarters of fiscal 1995 affected sales revenue by causing delays in the production of displays that had been ordered by customers. Approximately $2.4 million of displays that were expected to be delivered in fiscal 1995 were not delivered. The Company has negotiated revised delivery schedules with a number of customers. Management expects a substantial portion of the delayed shipments to be delivered during fiscal 1996.

                                                     MANAGEMENT'S DISCUSSION

Management expects that the Company's production capability will increase significantly once the transfer of production from the Troy facility to the Northville facility is complete, assuming that the Northville facility operates successfully. This should occur sometime in the second half of fiscal 1996. Until management gains confidence in the start-up schedule for, and the performance of, the Northville facility, the Company will carefully consider and limit, if necessary, additional orders for delivery in fiscal 1996. If it is necessary to limit such orders, revenue growth will be constrained. Management is working closely with customers and will review the status of the Northville facility on a continuous basis. While management expects the level of demand for the Company's displays to increase in fiscal 1996, it continues to be uncertain as to the rate at which activity in the commercial and military avionics submarket will increase. The rate of increase depends on how quickly AMLCDs are deployed into new products and applications, and is uncertain. The Company is attempting to increase its sales in the military and avionics submarket and to work with potential customers on other applications for displays in fiscal 1996. If these efforts are successful, the Company's revenues could increase materially in fiscal 1997 and thereafter. However, it is not yet clear whether the Company's sales and marketing efforts and the start-up of the Northville facility will be successful.

COST OF SALES
The cost of sales for fiscal 1995 of $17,810,224 was 36% higher than for the preceding fiscal year of $13,078,919. However, the cost of sales as a percentage of revenue increased to 211% in fiscal 1995 from 112% in fiscal 1994. Much of the increase in the cost of sales resulted from the manufacturing problems first referred to in the Summary. As the Company worked to increase production of displays at the Troy facility to meet increased orders for displays, the Troy facility was pressed to and beyond its manufacturing capacity. The Company identified and solved a number of manufacturing problems at the Troy facility in fiscal 1995. As it did so, limitations in the Company's manufacturing processes became evident. These process problems became particularly evident in the closing weeks of fiscal 1995 as production continued to increase. The majority of these problems relate to the fact that the Company's design and manufacturing tolerances were too narrow for efficient manufacturing as production volumes increased. Additionally, some of the problems relate to the final assembly process, among other things. These problems, particularly when combined with the limitations of the Troy facility, contributed significantly to increased manufacturing costs in fiscal 1995. In response to these problems, the Company has restructured the management of product design and manufacturing and has implemented design rules more suitable to higher volume fabrication. Additionally, where appropriate, the Company has renegotiated specifications with customers. The changed specifications do not affect the overall performance of the displays from the point of view of the user, but do allow for a more efficient manufacturing process. If all of the Company's efforts are successful, the Company will manufacture displays more efficiently and the cost of sales as a percentage of revenue should decrease. In addition, the success of these efforts will affect the rate at which the Company's production capability increases and the Company's ability to schedule new delivery commitments in fiscal 1996. Although management is optimistic and progress has been made, it is not yet clear whether these efforts will be fully successful.

A number of other factors also contributed to the increased cost of sales. Cost of sales was adversely affected by increases in production and quality control personnel who were hired and trained by the Company to operate in the new Northville facility and to accommodate future increases in production activity. Maintenance costs also increased significantly as the Company continued to operate and maintain aging facilities and equipment at the Troy facility. The Company believes that increases in employee headcount are complete and does not expect substantial increases in related costs in fiscal 1996.

As indicated in the Summary, the Company has begun processing glass and assembling displays at the Northville facility and expects to transfer the production of substantially all of its products to Northville by the third quarter of fiscal 1996. If the start-up of the Northville facility and the transfer of production proceed as expected, if the Company effectively resolves its manufacturing process problems, if no new significant manufacturing process and production problems emerge, and if the Northville facility functions effectively, then the Company should experience reductions in cost of sales as a percentage of sales beginning in the second half of fiscal 1996. If the Company does not meet its goals in one or more of these areas, then reductions in cost of sales will be delayed or will not occur (see Liquidity and Capital Resources).

The Company experienced a fire in the cleanrooms at the Northville facility in March 1995. Although damage to the facility was minimal, an extensive and expensive operation to clean up the cleanrooms and to clean and repair equipment was required. The cost of the clean-up was covered by insurance, except for a $25,000 deductible.

                                                       MANAGEMENT'S DISCUSSION

Although the Company was able to maintain its original schedule for start-up of the Northville facility, if there had been no fire, the Northville facility would have been started ahead of schedule. The construction of the Northville facility is currently within 2% of budget on an aggregate basis, although specific items have been more or less than budgeted.

OTHER COSTS
The Company's internal research and development costs of $1,306,843 in fiscal 1995 were 90% higher than the internal research and development costs of $688,094 incurred during fiscal 1994. The Company committed additional resources to increasing its standard product line, improving current products and the Company's technological position and protecting the Company's intellectual property rights. Management expects these costs to increase, but at a slower rate, in the next fiscal year.

The Company's Selling, General and Administrative costs of $4,237,253 in fiscal 1995 were 16% higher than the Selling, General and Administrative costs of $3,660,203 incurred during fiscal 1994. The increase is due to the Company expanding its marketing and administrative organization to manage the current and anticipated increases in market and general business activity. Furthermore, legal fees relating to the administration and performance of government contracts increased.

Interest expense decreased approximately $357,000 due to significantly lower debt balances during the current fiscal year. The current level of debt was used to finance construction of the Northville facility and is being capitalized as part of the cost of that facility. This decrease was accentuated by additional interest income earned during the year due to higher average cash balances. Interest, depreciation and amortization expenses are expected to increase significantly in fiscal 1996 as the Company incurs additional debt to finance ongoing operations and commences production operations at the Northville facility.

YEAR ENDED JUNE 30, 1994 COMPARED TO
YEAR ENDED JUNE 30, 1993
Total revenue for fiscal year 1994 of $11,700,389 was 63% higher than total revenue for the preceding fiscal year of $7,162,035. This increase was due mainly to the overall increase in customer contracts for display engineering. Revenues from the sale of displays for fiscal 1994 of approximately $1,257,000 was 11% higher than revenues from the sale of displays for the preceding fiscal year of $1,137,446 and resulted from a minor increase in the sale of displays. Engineering revenue for fiscal year 1994 of $10,322,328 was 74% higher than engineering revenue for the preceding fiscal year of $5,941,953. This increase was attributable mainly to engineering work performed for Kaiser Electronics in connection with the Air Force F-22 and F-18 programs. Sensor revenue for fiscal year 1994 of $121,406 was 47% higher than sensor revenue for the preceding fiscal year of $82,636. This increase was attributable to an interruption of production during fiscal year 1993.

Display revenue increased during fiscal 1994, but the rate of increase was adversely affected by delays under two of the Company's three production agreements. One customer requested a delay in some deliveries so that displays with an aggregate price of approximately $1 million that had been expected to be delivered in fiscal 1994, will instead be delivered during fiscal 1995 through fiscal 1997. Shipments under another customer's production agreement were reduced by the Company to limit the Company's credit exposure to that customer. Approximately $1.4 million of displays that had been expected to be delivered in fiscal 1994 were not delivered.

The Company obtained one new production contract during fiscal 1994. Under this contract, the Company is manufacturing advanced 6.7" x 6.7" displays for NASA's space shuttle orbiters at a total value of $3.6 million.

Cost of sales for fiscal 1994 of $13,078,919 were 41% higher than cost of sales for the preceding fiscal year of $9,262,815. However, the cost of sales as a percentage of revenue decreased to 112% in fiscal 1994 from 129% in fiscal 1993. These fluctuations resulted from a combination of factors:

                                                       MANAGEMENT'S DISCUSSION

Cost of sales was adversely affected by increases in production and quality control personnel, who were hired to enable the Company to train them to operate in the new facility and to accommodate future increases in activity. Cost of sales were positively affected principally by two factors. First, the Company generated a higher percentage of its revenues from engineering agreements, 88% in fiscal 1994 versus 83% in fiscal 1993. Development revenue historically has generated a higher gross profit margin than display revenue. Second, the Company achieved lower costs per display delivered under its production agreements. Total direct material and labor were 42% of revenues during fiscal 1994 and were 56% of revenues during fiscal 1993, while indirect production costs were approximately 59% of revenues in both fiscal 1994 and 1993.

The Company's internal research and development costs of $688,094 in fiscal 1994 were 85% higher than the internal research and development costs of $372,242 incurred during fiscal 1993. The Company committed additional resources to increasing its standard product line, improving current products, improving the Company's technological position and protecting the Company's intellectual property rights.

The Company's Selling, General and Administrative costs of $3,660,203 in fiscal 1994 were 54% higher than the Selling, General and Administrative costs of $2,383,063 incurred during fiscal 1993. The increase is due to the Company expanding its marketing and administrative organization. Bad debt expense increased substantially due to a $250,000 reversal of a bad debt during fiscal 1993 and $60,000 reserved during the current year for potential uncollectible accounts receivable. Furthermore, fees paid to government patent offices to register and maintain patents increased from approximately $116,000 to $302,000 as the Company continued its efforts to protect its intellectual property. Other less significant increases are attributable to bank fees in connection with the

Company's revolving credit facility relating to construction of the new manufacturing facility and increases in shareholder relations expenses resulting from a substantial increase in the number of shareholders and related requests for information.

Interest expense decreased approximately $432,000 due to significantly lower debt balances. The current level of debt is being used to finance construction of the new manufacturing facility and is being capitalized as part of the cost of the facility. Contributing to the decrease was interest income earned during the year due to higher average cash balances.

During fiscal 1994, the Company incurred a $201,400 loss when it sold 3,000,000 shares of Common Stock of UNIPAC Optoelectronics, Inc. for $797,600 in cash. The stock represented 10% ownership of UNIPAC, a Taiwan corporation. Management determined that capital resources were better applied to OIS's core business.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY
The Company's cash and cash equivalents at June 30, 1995 was $830,081 of which $334,227 consisted of funds provided by the Advanced Research Projects Agency (ARPA) under the Company's agreement with ARPA relating to the Northville facility. The Company, as required under its agreement with ARPA, uses ARPA funds solely for the purchase of manufacturing equipment for the Northville facility, and not for continuing operations. The Company is attempting to manage its cash to minimize borrowings under its $52.5 million commercial credit facility.

OPERATING ACTIVITIES
During fiscal 1995, the Company incurred a net loss of $14,629,725. Accounts receivable decreased approximately $1 million due to decreased revenues, and raw material inventory increased by approximately $1.2 million due to increased manufacturing activity combined with the start-up of the new plant. The Company has also expended approximately $2.3 million for repair and clean-up resulting from the fire at the Northville facility, which was reimbursed to the Company during fiscal 1996. Equipment procured in connection with the ARPA agreement is expected to be reimbursed during the same period.

                           MANAGEMENT'S DISCUSSION

INVESTING ACTIVITIES
During fiscal 1995, the Company spent a total of $54.2 million on the Northville facility. This amount consisted of $20.7 million for construction of the plant, $31.8 million for production equipment and $1.7 million for start-up costs. Of these amounts, $30.5 million was reimbursed by the Government for equipment purchased in connection with the ARPA agreement. During fiscal 1996, the Company expects to spend a total of $12 million for completion of the Northville facility. Of this amount, $2.7 million is expected to be reimbursed by ARPA.

FINANCING ACTIVITIES
During fiscal 1995, the Company received $12.5 million from the sale of Preferred Stock to Guardian Industries Corp. and borrowed $28 million under its $52.5 million credit facility with NBD Bank N.A. and Bank of America NT&SA. As of June 30, 1995, the Company's aggregate borrowings under its commercial credit facility were $40 million. As of September 20, 1995, the Company's aggregate borrowings under its commercial credit facility were $47.5 million, and the Company had received an additional $6.25 million from the sale of Preferred Stock to Guardian (See Capital Resources).

The Company's liquidity is decreasing, and management anticipates a need for additional cash during fiscal 1996. The Company is scheduled to begin repaying its commercial credit facility in 1996 at the rate initially of $750,000 per quarter (See Capital Resources).

In order for the Company to eliminate losses from operations, it must increase revenues and reduce its manufacturing costs. Although management is intent on these objectives, there can be no assurance that the Company will improve its cash flow from operating activities.

CAPITAL RESOURCES
In November 1994, Guardian Industries exercised its option under the 1991 Stock Purchase Agreement among Guardian, the Company, William Manning and Manning & Napier Advisors, Inc. Accordingly, Guardian converted $10.5 million of contributed equity into 41,828,728 shares of Common Stock issued to Guardian and 23,962,542 shares of Common Stock issued to William Davidson in respect of convertible subordinated securities of the Company, which were originally issued to William Manning and were subsequently purchased by William Davidson.

The Company has financed the cost of its new manufacturing facility and provided working capital for continuing operations through the current period. The cost of the manufacturing facility, including capital required for the pre-production period and other start-up costs, is currently anticipated to be approximately $102.3 million, which is slightly higher than the $101.5 million originally budgeted. The Company funded this project with $48 million to be received under the ARPA agreement, approximately $6 million received from the November 1994 stock purchase agreement with Guardian, approximately $7.5 million in contributions of land and equipment and the remaining amount from $40 million in bank borrowings.

Due to the level of current and anticipated losses, management expects additional capital resources will be needed to support the Company's operations. The Company and Guardian Industries have agreed that Guardian will purchase $12.5 million in Preferred Stock on the same terms as the Preferred Stock purchased in fiscal 1995.

One half of this amount was purchased on September 20, 1995, and the balance of the transaction is expected to be completed by December 31, 1995. Management expects that this $12.5 million will be sufficient for the Company's needs through at least the end of fiscal 1996. The Company anticipates that it will need additional funding thereafter. At this time, Guardian has not indicated any intention to discontinue funding the Company. If Guardian were to discontinue funding the Company, or offer funding to the Company on terms that were not satisfactory to the Company's disinterested directors, then the Company would have to seek alternative sources of funding. There is no assurance that such alternative sources of funding would be available. In such case, the Company would be unable to meet its obligations and would be materially adversely affected.