Form 10-K, Exhibit 13
period 1996-06-30
OIS OPTICAL IMAGING SYSTEMS INC
filed 1996-09-26
CIK 753601

                                                                      EXHIBIT 13

                             FORM OF ANNUAL REPORT


PRICE RANGE OF COMMON STOCK

Shares of OIS Common Stock are traded in the National Association of Securities Dealers Automated Quotation System ("NASDAQ") over-the-counter market under the symbol OVON. The following table sets forth the reported high and low bid quotations of OIS Common Stock for the fiscal periods indicated:


                                                                                              Prices
                                                                    -----------------------------------------------------------
                                        Period                                    Low                         High
                                        ------                                    ---                         ----
                  Year ended June 30, 1995

                       First Quarter . . . . . . . . . . . . . . . .             $5.625                       $9.125
                       Second Quarter. . . . . . . . . . . . . . . .              6.00                         7.125
                       Third  Quarter. . . . . . . . . . . . . . . .              5.00                         6.625
                       Fourth Quarter. . . . . . . . . . . . . . . .              4.375                        6.0625
                  Year ended June 30, 1996
                       First Quarter. . . . . . . . . . . . . . . .              $4.125                       $5.625
                       Second Quarter. . .  . . . . . . . . . . . .               3.00                         5.250
                       Third Quarter. . . . . . . . . . . . . . . .               3.750                        5.625
                       Fourth Quarter . . . . . . . . . . . . . . .               3.0625                       3.75
                  Year ended June 30, 1997
                       First  Quarter. . . . . . .  . . . . . . . .               2.625                        3.625
                         through September 18

____________________________________

     The above-listed quotations may include inter-dealer prices that may not necessarily represent actual transactions. No dividend or distribution on OIS Common Stock has been paid and none is presently being considered.

     The approximate number of stockholders of record on September 18, 1996, was 1,583.





                          Exhibit 13  -- Page 1 of 27

SELECTED FINANCIAL DATA

   Set forth below is certain financial information taken from OIS' audited financial statements.

                                                                           Year ended June 30,
                                                ----------------------------------------------------------------------------
                                                    1996             1995           1994            1993           1992
                                                    ----             ----           ----            ----           ----
 Total Revenues                                  $10,595,207     $ 8,423,041     $11,700,389     $ 7,162,035    $ 5,481,869

 Cost of Sales                                    26,106,953      17,810,224      13,078,919       9,262,815      4,894,526
 Internal Research and Development                 1,971,513       1,306,843         688,094         372,242        517,348
 Selling, General, Administrative and other        6,644,735       3,935,699       3,789,061       2,834,330      6,167,353
 Net Loss Before Extraordinary Item              (24,127,994)    (14,629,725)     (5,855,685)     (5,307,352)    (6,097,358)
 Net Loss                                       $(24,127,994)   $(14,629,725)   $ (5,855,685)    $(5,307,352)   $(5,696,240)

 Net Loss Available to Common Shareholders      $(26,097,584)   $(14,840,683)   $ (5,855,685)    $(5,307,352)   $(5,696,240)
 Net Loss  per  Share  Before  Extraordinary
   Item                                            $(.27)           $(.21)         $(.19)           $(.20)         $(.28)
 Net Loss per Common Share                         $(.27)           $(.21)         $(.19)           $(.20)         $(.26)


 At year end:

   Total Assets                                  $70,513,934     $ 57,263,779    $38,146,868    $ 7,088,883    $10,288,994
   Long-Term Debt, Net                           $48,000,000     $ 40,125,454    $12,000,000    $    77,355    $   544,819
   Convertible Notes                                                                            $ 7,221,412    $ 6,999,980
   Working Capital (Deficit)                     $ 3,432,241     $  5,211,233    $ 2,616,215    $(1,173,195)   $ 2,018,700
   Stockholders' Equity                          $ 7,163,704     $  7,820,724    $ 9,633,880    $ 3,501,018    $ 1,013,024


                          Exhibit 13  -- Page 2 of 27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To OIS Optical Imaging Systems, Inc.:

We have audited the accompanying balance sheets of OIS Optical Imaging Systems, Inc. (a Delaware corporation) as of June 30, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OIS Optical Imaging Systems, Inc. as of June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years ended June 30, 1996 in conformity with generally accepted accounting principles.

As explained in Note H to the financial statements, effective July 1, 1993, the Company changed its method of accounting for income taxes.


\s\ Arthur Anderson LLP

Detroit, Michigan.
August 23, 1996





                          Exhibit 13  -- Page 3 of 27

                       OIS OPTICAL IMAGING SYSTEMS, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                                                June 30,
                                                                 ----------------------------------------
                                                                     1996                       1995
                                                                 -----------                  -----------
 CURRENT ASSETS

   Cash and cash equivalents                                     $       516                  $   830,081
   Accounts receivable (net of reserve for doubtful
    accounts of $60,000 at June 30, 1996 and 1995)                 3,232,486                    2,097,024
   Receivable from U.S. Government                                   131,705                    2,584,117
   Inventories                                                     5,847,250                    3,360,062
   Insurance receivable                                            6,085,263                    2,277,385

   Prepaid expenses and other current assets                         485,251                      380,165
                                                                 -----------                  -----------

   TOTAL CURRENT ASSETS                                           15,782,471                   11,528,834

 PROPERTY AND EQUIPMENT
   Land                                                            3,000,000                    3,000,000

   Building                                                       32,232,265                       --
   Leasehold improvements                                            --                         1,037,010
   Machinery and other equipment                                  28,670,855                    9,470,373
   Construction in process                                           129,074                   39,339,490
                                                                 -----------                  -----------

   TOTAL PROPERTY AND EQUIPMENT                                   64,032,194                   52,846,873


   Less accumulated depreciation                                  (9,300,731)                  (7,111,928)
                                                                 -----------                  -----------

   NET TOTAL PROPERTY AND EQUIPMENT                               54,731,463                   45,734,945

   TOTAL ASSETS                                                  $70,513,934                  $57,263,779
                                                                 ===========                  ===========



 See notes to financial statements.





                          Exhibit 13  -- Page 4 of 27

                       OIS OPTICAL IMAGING SYSTEMS, INC.

                                 BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                           June 30,
                                                                        ----------------------------------------------
                                                                                1996                     1995
                                                                       -------------------        --------------------
 CURRENT LIABILITIES

    Current installments on capital lease obligation                       $   125,454               $   121,633
    Subordinated note payable to affiliate                                   2,000,000
    Current installment on long-term debt                                    3,000,000                    --
    Accounts payable                                                         5,599,266                 4,178,305
    Accrued interest                                                           951,103                 1,115,026

    Deferred revenue                                                           236,845                   326,954
    Other accrued liabilities                                                  437,562                   575,683
                                                                       -------------------       ------------------

     TOTAL CURRENT LIABILITIES                                              12,350,230                 6,317,601

 LONG TERM DEBT                                                             48,000,000                40,000,000

 LOCAL GOVERNMENT SUBSIDY                                                    3,000,000                 3,000,000
 CAPITAL LEASE OBLIGATION                                                      --                        125,454
                                                                       -------------------       ------------------

    TOTAL LIABILITIES                                                       63,350,230                49,443,055

  STOCKHOLDERS' EQUITY
   Preferred stock, par value $0.01 per share:
        Series A, 8% cumulative, non-convertible and non-voting
        Authorized - 50,000 shares
        Issued and outstanding - 35,000 shares at June 30, 1996 and
        12,500 shares at June 30, 1995                                             350                       125
    Common stock, par value $0.01 per share:

        Authorized - 125,000,000 shares
        Issued and outstanding - 97,103,790 shares at June 30, 1996
        and 96,712,931 shares at June 30, 1995                                 971,038                   967,129
    Additional paid-in capital                                             105,457,517                81,325,112
    Accumulated deficit                                                    (98,055,426)              (74,138,390)
    Deferred compensation                                                   (1,209,775)                 (333,252)
                                                                       -------------------       ------------------


    TOTAL STOCKHOLDERS' EQUITY                                               7,163,704                 7,820,724
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $70,513,934               $57,263,779
                                                                       ===================       ==================


 See notes to financial statements.


                          Exhibit 13  -- Page 5 of 27

                       OIS OPTICAL IMAGING SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS

                                                                                  YEARS ENDED JUNE 30,
                                                             ---------------------------------------------------------------
                                                                  1996                    1995                    1994
                                                                  ----                    ----                    ----
 REVENUES
 Display revenue                                             $   6,488,975             $ 2,290,242             $ 1,256,655
 Engineering revenue                                             4,001,414               5,799,519              10,322,328

 Sensor revenue                                                    104,818                 333,280                 121,406
                                                             -------------            ------------            ------------
    TOTAL REVENUES                                              10,595,207               8,423,041              11,700,389

 COST OF SALES
 Display                                                        12,658,272               6,257,458               2,102,198
 Engineering                                                    13,102,241               9,680,064              10,315,839

 Sensors                                                           346,440               1,872,702                 660,882
                                                             -------------            ------------            ------------
    TOTAL COST OF SALES                                         26,106,953              17,810,224              13,078,919
                                                             -------------            ------------            ------------

 GROSS LOSS                                                    (15,511,746)             (9,387,183)             (1,378,530)

 OPERATING EXPENSES

 Internal research and development                               1,971,513               1,306,843                 688,094
 Selling, general and administrative                             5,360,752               4,237,253               3,660,203
                                                             -------------            ------------            ------------

 TOTAL OPERATING EXPENSES                                        7,332,265               5,544,096               4,348,297

 OPERATING LOSS                                                (22,844,011)            (14,931,279)             (5,726,827)


 OTHER INCOME  (EXPENSE)
 Interest expense                                               (2,233,735)                (10,808)               (324,922)
 Interest income                                                    41,954                 200,236                 157,751
 Licensing and royalties                                           104,174                 112,126                 239,713
 Insurance proceeds                                                803,624                    --                      --

 Loss on sale of long-term investment
   in joint venture                                                 --                        --                  (201,400)

                                                             -------------            ------------            ------------
 TOTAL OTHER INCOME (EXPENSE)                                   (1,283,983)                301,554                (128,858)
 NET LOSS                                                    $ (24,127,994)           $(14,629,725)           $ (5,855,685)
                                                             -------------            ------------            ------------
 Preferred stock dividends                                       1,969,590                 210,958                  --
                                                             -------------            ------------            ------------

 NET LOSS AVAILABLE TO COMMON SHAREHOLDERS
                                                             $ (26,097,584)           $(14,840,683)           $ (5,855,685)
                                                             -------------            ------------            ------------
 NET LOSS PER COMMON SHARE                                       $(.27)                   $(.21)                  $(.19)
                                                                ========                 ========               =========




                          Exhibit 13  -- Page 6 of 27

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                FOR THE YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                         PREFERRED STOCK             COMMON STOCK
                                       -------------------     ------------------------
                                        Number                 Number of                    Additional        Guardian
                                          of        Amount       Shares        Amount         Paid-In          Equity
                                        Shares                                                Capital
                                        ------      ------     ----------    ---------     ------------     -------------
 Balance at June 30, 1993                 -0-         -0-      30,111,870     $301,119     $ 56,772,078      $  -0-


 Common shares sold (Fiscal 1994)                                 597,860        5,979        1,339,206


 Common stock granted as deferred
 compensation
   (August 20, 1993, December 15,                                  97,725          977          298,135
 1993 and December
   22, 1993)

 Amortize deferred compensation
 (Fiscal 1994)


 Conversion of Guardian note to                                                                                10,500,000
 equity (June 30, 1994)
 Other                                                             (6,500)         (65)          (5,622)


 Net loss for year ended June 30,
 1994
                                      -------     -------      ----------      -------      -----------        ----------
 Balance at June 30, 1994                 -0-         -0-      30,800,955      308,010       58,403,797        10,500,000

 Common shares sold (Fiscal 1995)                                  87,016          869          292,676

 Common stock granted as deferred
 compensation                                                      49,920          499          323,981
   (January 13, 1995)

 Amortize deferred compensation
 (Fiscal 1995)

 Conversion of Guardian equity to
 Common Stock                                                  65,791,270      657,913        9,842,087       (10,500,000)
   (November 26, 1995)

 Preferred Stock sold (Fiscal         12,500         125                                     12,499,875
 1995)

 Other (Fiscal 1995)                                              (16,230)        (162)         (37,304)

 Net loss for year ended June 30,
 1995
                                      -------     -------      ----------      -------      -----------      -------------
 Balance at June 30, 1995             12,500         125       96,712,931      967,129       81,325,112           -0-

 Common shares sold (Fiscal 1996)                                  90,139          902          218,922


 Common stock granted as deferred
 compensation (January 15, 1996)                                  312,420        3,124        1,402,766

 Amortize deferred compensation
 (Fiscal 1996)

 Preferred stock sold (Fiscal 1996)   22,500         225                                     22,499,775

 Other (Fiscal 1996)                                              (11,700)        (117)          10,942


 Net loss for year ended June 30,
 1996
                                      -------     -------      ----------     --------     ------------      -------------
 Balance at June 30, 1996             35,000        $350       97,103,790     $971,038     $105,457,517      $   -0-
                                      =======     =======      ==========     ========     ============      =============



                                            Accumulated       Deferred         Stockholders            Per
                                              Deficit       Compensation        ' Equity              Share
                                           -------------    -------------      -------------       -----------
 Balance at June 30, 1993                  $(53,442,022)    $   (130,157)      $  3,501,018             --


 Common shares sold (Fiscal 1994)                                                 1,345,185            2.250


 Common stock granted as deferred
 compensation
   (August 20, 1993, December 15,                               (299,112)            --                3.06
 1993 and December
   22, 1993)

 Amortize deferred compensation                                  143,362            143,362
 (Fiscal 1994)


 Conversion of Guardian note to                                                  10,500,000
 equity (June 30, 1994)
 Other                                                             5,687             --


 Net loss for year ended June 30,            (5,855,685)                         (5,855,685)
 1994                                       -----------     ------------        -----------
 Balance at June 30, 1994                   (52,297,707)        (280,220)         9,633,880


 Common shares sold (Fiscal 1995)                                                   293,545            3.373


 Common stock granted as deferred
 compensation                                                   (324,480)            --                6.500
   (January 13, 1995)

 Amortize deferred compensation                                  240,718            240,718
 (Fiscal 1995)

 Conversion of Guardian equity to
 Common Stock
   (November 26, 1995)                                                                                 .16

 Preferred Stock sold (Fiscal 1995)                                              12,500,000           1,000


 Other (Fiscal 1995)                           (210,958)          30,730           (217,694)

 Net loss for year ended June 30,
 1995                                       (14,629,725)                        (14,629,725)
                                           ------------     ------------       ------------

 Balance at June 30, 1995                   (74,138,390)        (333,252)         7,820,724


 Common shares sold (Fiscal 1996)                                                   219,824            2.439


 Common stock granted as deferred
 compensation (January 15, 1996)                              (1,405,890)             --               4.500


 Amortize deferred compensation                                  492,886            492,886
 (Fiscal 1996)

 Preferred stock sold (Fiscal                                                    22,500,000            1,000
 1996)

 Other (Fiscal 1996)                            210,958           36,481            258,264


 Net loss for year ended June 30,           (24,127,994)                        (24,127,994)
 1996
                                           ------------     ------------       ------------
 Balance at June 30, 1996                  $(98,055,426)    $ (1,209,775)      $  7,163,704
                                           ============     ============       ============

                            Exhibit 13  -- Page 7 of 27

                       OIS OPTICAL IMAGING SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS


                                                                               YEARS ENDED JUNE 30,
                                                            --------------------------------------------------------------
                                                                   1996                  1995                  1994
                                                            -----------------     -----------------      -----------------
 CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                                   $(24,127,994)         $(14,629,725)          $ (5,855,685)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization                               3,396,279             1,356,533              1,296,667
     Loss on sale of long-term investment in
       joint venture                                                --                    --                    201,400
     Deferred compensation expense                                 492,886               233,982                143,362

  Impact on cash flows from changes in assets
    and liabilities:
     Accounts receivable                                        (2,490,928)            1,042,155             (2,065,447)
     Inventories                                                (2,487,188)           (1,276,461)            (1,014,130)
     Prepaid expenses and other assets                            (105,086)           (2,248,196)              (244,952)
     Accounts payable and accrued liabilities                    1,329,875            (3,613,687)             5,593,812

     Deferred revenue                                              (90,109)             (407,824)                85,548
                                                            -----------------     -----------------      -----------------
       NET CASH USED IN OPERATING
         ACTIVITIES                                            (24,082,265)          (19,543,223)            (1,859,425)
 CASH FLOWS FROM INVESTING
   ACTIVITIES:
   Proceeds from sale of long-term investment in
     joint venture                                                  --                    --                    797,600

   Capital expenditures                                        (12,392,797)          (24,708,813)           (16,561,054)
                                                            -----------------     -----------------      -----------------
       NET CASH USED IN INVESTING                              (12,392,797)
         ACTIVITIES                                                                  (24,708,813)           (15,763,454)

 CASH FLOWS FROM FINANCING
    ACTIVITIES:
    Principal payments on long-term debt                          (121,633)             (158,497)              (504,237)
    Proceeds from issuance of debt and notes                    13,000,000            28,000,000             10,700,000

    Net proceeds from issuance of common stock                     267,130               293,545              1,345,185
    Net proceeds from issuance of preferred stock               22,500,000            12,500,000                --
    Proceeds from issuance of Guardian note                         --                    --                 10,500,000
                                                            -----------------     -----------------      -----------------
      NET CASH PROVIDED BY FINANCING
        ACTIVITIES                                              35,645,497            40,635,048             22,040,948
                                                            -----------------     -----------------      -----------------


      INCREASE (DECREASE) IN CASH AND
        CASH EQUIVALENTS                                          (829,565)           (3,616,988)             4,418,069

      CASH, CASH EQUIVALENTS  AT
        BEGINNING OF PERIOD                                        830,081             4,447,069                 29,000
                                                            -----------------     -----------------      -----------------

      CASH, CASH EQUIVALENTS AT
        END OF PERIOD                                         $        516          $    830,081           $  4,447,069
                                                            =================     =================      =================

 See notes to financial statements





                            Exhibit 13  -- Page 8 of 27

                       OIS OPTICAL IMAGING SYSTEMS, INC.

                 SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS
                          FOR THE YEARS ENDED JUNE 30,


                                                                      1996                  1995                1994
                                                                   ----------           -----------         ------------
 Common Stock Issued in Exchange for Deferred
  Compensation, Net of Terminations                                $1,369,409           $   287,014         $    293,425
 Capitalization of Equipment Pursuant to Capital
  Lease Obligation                                                                          365,000

 Conversion of Guardian Equity to Common Stock                                           10,500,000
 Conversion of Convertible Subordinated Securities
   to Common Stock                                                                                             7,785,109
 Conversion of Accrued Interest to Convertible
  Subordinated Securities                                                                                        563,697
 Conversion of Guardian Securities to Equity                                                                  10,500,000
 Accrual of Future Plant Equipment                                                                             6,050,000

 Contribution of Land under Local Government
  Subsidy                                                                                                      3,000,000



See Statements of Cash Flows.



                         Exhibit 13  -- Page 9 of 27

                       OIS OPTICAL IMAGING SYSTEMS, INC.

                         NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION

        OIS Optical Imaging Systems, Inc. was organized to complete the development of and thereafter to manufacture and market flat panel displays and electronic image processing products, employing amorphous and related materials and information technology. OIS is currently providing these services mainly to avionic and military customers.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES


Cash and Cash Equivalents

        Cash equivalents consist of investments in short-term, highly-liquid securities having a maturity of three months or less when acquired. Cash equivalents of $516 and $830,081 are included in cash and cash equivalents in the accompanying balance sheets for the years ended June 30, 1996 and 1995, respectively. These are stated at cost which approximates market.

        Included in Cash and Cash Equivalents at June 30, 1995, is restricted cash of $334,227 which consists of unexpended funds received under the Advanced Research Projects Agency ("ARPA") agreement (see Note L).

        Cash paid for interest for the fiscal years ended June 30, 1996, 1995 and 1994 was $1,549,826, $10,808 and $74,254, respectively.

Property and Equipment

        All properties are recorded at cost and are depreciated on the straight-line method over the estimated useful lives of the individual assets. The estimated lives of the principal classes of assets are as follows:

                                                                Years
                                                                -----
              Machinery and other equipment                    3 to 10
              Buildings and cleanrooms                        20 to 30

        Machinery and other equipment acquired for a particular research and development project which have no alternative future use (in other research and development projects or otherwise) are charged to the expense of the specific project to which they were dedicated. Machinery and other equipment which have alternative future uses are capitalized at cost.

        Expenditures for maintenance and repairs are charged to operating expenses. Expenditures for improvements or major renewals are capitalized and are depreciated over their estimated useful lives.





                            Exhibit 13  -- Page 10 of 27

        Capitalized lease equipment is depreciated over the term of the lease.

        Certain equipment installed at the new manufacturing facility is owned by the government and is therefore not recorded in the accompanying Balance Sheets (See Note L).











                         Exhibit 13 -- Page 11 of 27

Local Government Subsidy

        The Local Government Subsidy will be amortized over 30 years on a straight line basis beginning when the Company has met all requirements related to the subsidy (See Note L).

Inventories

        Inventories are stated at the lower of cost, determined on a first-in first-out basis, or market, and represents manufacturing supplies, raw material used in display development and displays in process. The components of inventories as of June 30, are as follows:

                                               1996                   1995
                                            -----------            -----------
                Raw materials               $ 5,124,414            $ 2,029,162
                Displays in process             722,836              1,330,900
                                            -----------            -----------


                Total                       $ 5,847,250            $ 3,360,062
                                            ===========            ===========

Insurance Receivable

       This amount represents costs incurred by the Company to repair and clean-up damage caused by a fire at the Northville facility and will be reimbursed by an insurance company (See Note L).


Research and Development

       Research and development costs are charged to operating expenses as incurred.

Patents

        Patent expenditures are charged directly to expense, and are included in selling, general and administrative expenses.

Customer Agreements

        Certain long-term customer engineering agreements are accounted for on a percentage of completion basis. Amounts billed but not yet earned and/or amounts received as advance payments net of revenues recognized in advance of billings are recorded as deferred revenue. Projected losses on customer agreements are recorded as cost in excess of anticipated billings at the time such losses become apparent. Revenue on the Company's display contracts is recognized when displays are shipped to the customer.

        In fiscal 1996 and 1995 the Company derived approximately 76% and 68% of revenue respectively from three customers operating in the U.S. Aerospace industry. In fiscal 1994 the Company derived approximately 62% of revenue from one customer operating in the U.S. aerospace industry. As of June 30, 1996 and 1995, $2,825,252 and $1,215,814 is due from these three customers and is included in Accounts Receivable in the accompanying balance sheets.





                            Exhibit 13  -- Page 12 of 27

Reclassifications

        Certain amounts in the prior year financial statements have been reclassified to conform with the current financial presentation.


Management Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

        During fiscal 1996 and 1995, the Company issued 22,500 and 12,500 shares, respectively, of Preferred Stock to its affiliate Guardian Industries Corp. ("Guardian"). The Company is restricted from paying dividends on its Preferred Stock by its credit agreement. Certain of these restrictions lapse on September 30, 1996 (See Note J).

        The Preferred Stock bears a dividend rate of 8% for the first five years. During each of years six through eight the members of the Board of Directors independent of Guardian (the "Independent Directors") will select one of the following annual rates: 1) Libor plus 125 basis points or 2) the three year Treasury Bill yield plus 200 basis points. During years nine through eleven the independent directors will select one of the following annual rates:
1) Libor plus 350 basis points or 2) the three year Treasury Bill yield plus 400 basis points. Thereafter, beginning with year twelve and on each successive three year anniversary, the rate then in effect will increase 150 basis points. At no time will the rate exceed 16.5% annually.

        The Company's policy with respect to dividends under the preferred stock agreement is to accrue all dividends that are declared, or expected to be declared in the current year by the Board of Directors. Management has determined that the fiscal 1996 and 1995 dividends will not be declared. Cumulative dividends in arrears as of June 30, 1996 total $2,180,548.

NOTE D - STOCK OPTION PLANS

        OIS has in effect two stock incentive plans, the 1994 Significant Employee Stock Incentive Plan (the "1994 Plan") and the Amended and Restated 1988 Stock Option and Incentive Plan (the "1988 Plan").




                         Echibit 13 -- Page 13 of 27

The plans are administered by the Stock Option Committee of the Board of Directors of OIS (the "Committee"). These plans authorize the award of restricted stock or stock options covering 3,000,000 shares of OIS Common Stock to employees, consultants and such other persons as the Committee may determine. Currently, the Committee is making awards under the 1994 Plan only.

        Awards of restricted stock are non-transferable and subject to forfeiture during the restriction period established by the Committee. The awards of restricted stock during fiscal 1996, 1995 and 1994 are summarized in the following table:

                Number of           Per Share        Aggregate             Restriction
Fiscal Year     Shares Granted        Price            Value               Lapse Date
- -----------     --------------        -----            -----               ----------
1996            312,420               $4.50         $1,405,890          October 13, 1998
1995            49,920                $6.50          $324,480           October 13, 1997
1994            97,725              $1.68-3.50       $299,112           October 13, 1995


        There are currently 246,950 outstanding stock options that were granted under the 1994 Plan, all in fiscal 1995 and 1996. These options become exerciseable in two stages, six months after the date of grant with respect to 50% of the shares and eighteen months after the date of grant with respect to the remaining 50% of the shares. These options expire 10 years after the date of grant. The option price is set at market on date of grant.

        There are currently outstanding 150,658 stock options that were granted under the 1988 plan before fiscal 1992. These options generally become exerciseable in five stages, beginning one year after the date of grant with respect to 20% of the shares and continuing with an additional 20% of the shares becoming exerciseable annually thereafter. These options generally expire 6 years after the date of grant. The option price is set at market on date of grant.

        The stock options granted by the Company are nontransferable and are subject to forfeiture if not exercised within a time specified by the Committee (but not more than three months) after the termination of employment with, or provision of services to, the Company, unless the termination was a result of death, disability or retirement, in which case the option may be exercised until six months after the termination.





                            Exhibit 13  -- Page 14 of 27

        A summary of the transactions during the three years ended June 30, 1996 with respect to OIS' stock option plans follows:

                                       1996                             1995                             1994
                                 ----------------                 ----------------                 ----------------
                                            Average                         Average                          Average
                                             Option                          Option                           Option
                                Shares       Price              Shares        Price              Shares       Price
                                ------      -------             ------       ------              ------       -----
Outstanding at the
 beginning of fiscal
 year                           341,104      $3.15              313,419      $2.26               976,859      $2.25
Granted                         174,950       4.58              108,000       5.13                79,200       2.25
Cancelled                        37,800       4.93                9,350       2.25               143,580       2.25
Exercised                        80,646       2,25               70,965       2.25               599,060       2.38
                              ---------      -----            ---------      -----             ---------      -----
Outstanding June 30,            397,608      $3.77              341,104      $3.15               313,419      $2.26
                              =========      =====            =========      =====             =========      =====

Exercisable June 30,            220,158      $3.05              143,731      $2.21               131,974      $2.27
                              =========      =====            =========      =====              ========      =====

Available for grant
 June 30,                     2,430,990       N/A             2,868,860       N/A              1,015,925       N/A
                              =========       ===             =========       ===              =========       ===


NOTE E - RELATED PARTY TRANSACTIONS

        Guardian purchased 22,500 and 12,500 shares of the Company's Series A Preferred Stock in fiscal 1996 and 1995 for aggregate consideration of $22,500,000 and $12,500,000, respectively.

        Effective November 26, 1994, Guardian exercised its option to purchase additional shares of OIS Common Stock. In that transaction, OIS issued to Guardian 41,828,768 shares of Common Stock and issued to William Davidson, who is the president and owner of Guardian, 23,962,502 shares of Common Stock pursuant to rights derived from convertible subordinated securities. (See Note J - Financing Transactions.)

        In April 1992, OIS and the Company's affiliate, Guardian entered into a Services Agreement, which was amended in July 1992. Under that agreement, Guardian provided the services of Rex Tapp, who was an employee of Guardian, as President of OIS, for $130,000 per year; provides certain administrative, accounting, technical, travel arrangement, management and tax services for $50,000 per year, and provides legal services at an hourly rate of $100. In July 1995, Mr. Tapp became an employee of OIS with the result that his services to OIS are no longer subject to the Services Agreement. During fiscal years 1996, 1995 and 1994, OIS incurred expenses of approximately $110,000, $190,000 and $267,000, respectively, for these services. During 1995 and 1994, OIS also purchased approximately $17,000 and $80,000, respectively, worth of architectural glass from Guardian for installation at the new manufacturing facility. In May 1993, OIS and Guardian entered into a services agreement in which employees at Guardian provided engineering services in connection with construction of the new facility. The aggregate amount paid by OIS will not exceed $250,000 without approval of the independent directors of OIS. The Company


                         Exhibit 13 -- Page 15 of 27
incurred approximately $118,000 and $78,000, for the years ended June 30, 1995 and 1994 respectively, for these engineering services (see Note L).

NOTE F - LONG-TERM INVESTMENT IN JOINT VENTURE

        In December 1993, OIS incurred a $201,400 loss when it sold its investment in common stock of UNIPAC Optoelectronics, Inc., ("UNIPAC") a corporation organized under the laws of the Republic of China in Taiwan,for $797,600. These shares represented 10% ownership of UNIPAC.

NOTE G - NET LOSS PER COMMON SHARE

        Net loss per common share which, equals fully diluted loss per share, is based on the weighted average number of shares of OIS Common Stock outstanding during the year. The number of shares used in the computation for the years ended June 30, 1996, 1995 and 1994 were 96,889,823, 69,241,640 and
30,502,644, respectively.

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

        The differences between the United States Federal statutory income tax benefit and the consolidated income tax benefit for the years ended June 30, are summarized as follows:


                                                          1996                 1995                       1994
                                                      -----------          -----------                -------------
           Federal statutory benefit                  $(8,204,000)         $(4,974,000)               $(1,991,000)
           Net increase  in valuation  reserve
           due to losses without tax benefit            8,195,000            4,971,000                  1,989,000

           Other                                            9,000                3,000                      2,000
                                                      -----------          -----------                -----------

           Actual income tax provision                $       -0-          $       -0-                $       -0-
                                                      ===========          ===========                ===========





                            Exhibit 13  -- Page 16 of 27

        Deferred income taxes represent temporary differences in the recognition of certain items for income tax and financial reporting purposes. The components of net deferred income taxes are summarized as follows:

                                                       June 30, 1996             June 30, 1995
               Deferred income tax liability:
                 Depreciation and                       $  1,729,000             $    163,000
                 amortization
                                                        ------------             ------------

                                                           1,729,000                  163,000

               Deferred income tax assets:
                 Net operating loss credits              (32,781,000)             (22,891,000)
                 Other                                    (1,036,000)              (1,165,000)
                                                        ------------             ------------
                                                         (33,817,000)             (24,056,000)

               Valuation allowance                        32,088,000               23,893,000

                                                          (1,729,000)                (163,000)

               Net deferred income taxes                $        -0-             $        -0-
                                                        ============             ============


        Tax loss carryforwards and other tax attributes are subject to limitations provided by Internal Revenue Code Sec. 382, which may substantially reduce the amounts available for utilization as a result of changes in control. There was a change of ownership on December 12, 1990 for purposes of Internal Revenue Code Sec. 382.




                         Exhibit 13 -- Page 17 of 27

        At June 30, 1996, remaining net operating loss and tax credit carryforwards expire as follows:

                                    Net Operating             Other
                                        Loss                Tax Credit
                                     Carryforward          Carryforwards
                                    -------------          -------------
                  1999               $ 3,965,000
                  2000                 6,560,000             $351,100

                  2001                 3,255,000               90,450
                  2002                 3,242,000
                  2003                 7,391,000
                  2004                 3,352,000
                  2005                   633,000

                  2006                 6,009,000                1,300
                  2007                 6,476,000
                  2008                 5,213,000                1,000
                  2009                 5,886,000                2,030
                  2010                15,434,000

                  2011                28,999,000
                                     -----------             --------
                                     $96,145,000             $445,880
                                     ===========             ========

NOTE I - LEASE AGREEMENTS

        In the year ended June 30, 1995, OIS entered into a three-year non-collateralized lease agreement covering certain machinery and equipment. The lease requires monthly payments of $10,633 through 1997.

        OIS' Troy facilities are leased under a lease expiring in September 1996 at a monthly rate of $15,460. This lease contains a monthly renewal option. All OIS leases are with unrelated parties.





                         Exhibit 13 -- Page 18 of 27

        Obligations under capital leases and noncancellable operating leases subsequent to June 30, 1996 are as follows:

                                                         Capital Lease               Operating
                                                          Obligations                 Leases
                                                        ---------------             -----------
                 1997                                        127,577                   81,131
                 1998                                                                  10,020
                   Total                                    $127,577                  $91,151
                                                                                       ======
                 Less interest
                  included above                            $  2,123
                                                             -------
                 Present value of
                  minimum payments                          $125,454
                 Less current portion                        125,454
                                                            --------
                 Long-term portion                            $-0-
                                                               ===


        Operating lease expense for the fiscal years ended June 30, 1996, 1995 and 1994 was $250,344, 251,632, and $237,483, respectively.

NOTE J - FINANCING TRANSACTIONS

        On November 26, 1991, Guardian paid OIS $10,500,000 for 7,000,000 shares of OIS' Common Stock, which then represented approximately 28 percent of all issued and outstanding shares. OIS also granted and issued to Guardian a three-year option (the "Guardian Option") to purchase additional shares of the Common Stock for a price of $10,500,000. Effective November 26, 1994, Guardian exercised its option to purchase additional shares of OIS Common Stock. In that transaction, OIS issued to Guardian 41,828,768 shares of Common Stock.
The option shares issued to Guardian, together with the shares issued to Guardian in November 1991, amounts to approximately 51 percent of the issued and outstanding shares of the Common Stock on a fully diluted basis. (See Note E )

        On December 14, 1993 the Company entered into a credit agreement (the "Agreement"), which has been amended, with a consortium of banks. Under the terms of the Agreement, the Company obtained a credit facility that provides $26.25 million in term loans and a $26.25 million revolving credit facility. Under the terms of the Agreement, the term loans and borrowings under the revolving credit facility bear interest, payable quarterly, at LIBOR plus .875%, or at elected fixed rates with interest periods ranging from 30
days to 180 days.   The term loans are payable in quarterly principal
installments of $3,000,000, on June 30, 1997, $1,250,000 commencing September 30, 1997 through December 31, 1997, $2,500,000 commencing March 31, 1998 through June 30, 1998, $2,750,000 on September 30, 1998 through December 31, 1998, $3,375,000 on March 31, 1999 through June 30, 1999, $3,875,000 on
September 30, 1999 and $24,375,000 on December 31, 1999. The Company also pays a commitment fee of .375% of the unused portion of the credit facility. The revolving credit facility matures in December 1999. As of June 30, 1996, $1.5 million of the credit facility remained unused.

        Under the terms of the Credit Agreement, OIS is restricted from incurring additional debt (as defined) and paying cash dividends (as defined). Furthermore, OIS must maintain a level of minimum tangible capital funds and leverage ratio as defined in the Credit Agreement and have completed



                         Exhibit 13 -- Page 19 of 27
construction of the new manufacturing facility by June 30, 1995 (See Note L).

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

        The Company has entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its floating rate long-term debt.
At June 30, 1996, the Company had an outstanding interest rate swap agreement with a commercial bank, having a total notional principal amount of $15 million. This agreement effectively changes the Company's interest rate exposure on its floating rate notes due in 1999 to a fixed LIBOR rate of 5.933%. The interest rate swap agreement matures at the time the related notes mature. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreement. However, the Company does not anticipate nonperformance by the counterparties. The fair value of the Company's long-term debt is estimated based on market rates of interest for the same or similar issues and current rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's long term debt approximates its carrying value.

        During fiscal 1996 the Company signed a $15 million Promissory Note (the "Note") with Guardian Industries Corp. The Note bears interest at a rate of 5.7% per annum. The Note is subordinated to all amounts outstanding under the agreement described above. At June 30, 1996, $2 million is outstanding
under the Note.   The principal balance of the note and all accrued and unpaid interest is due on November 1, 1996. Management expects additional financing will be needed to support the Company's operations. Guardian has not indicated any intention to discontinue funding the Company.

NOTE K - EMPLOYEE BENEFIT PLAN

        The Company has a 401(k) plan for substantially all employees.
Employer contributions are 50% of the employee's contribution, up to a maximum of 5% of the employee's wages. Employer contributions to this plan were approximately $176,000, $135,000 and $91,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

NOTE L - NEW MANUFACTURING FACILITY

        During fiscal 1994 the Company started construction on a new manufacturing facility in Northville, Michigan. In connection with the construction, the Company purchased land valued at approximately $3 million from Wayne County for $10.00. The Company must use the land to construct the above mentioned manufacturing facility and must meet certain employment criteria. If the above criteria are not met, the Company must pay up to approximately $1 million to Wayne County. The facility cost approximately $107 million. Pursuant to this construction, the Company has capitalized approximately $1.10 million, $2.38 million and $325,000 of interest incurred during construction during the years ended June 30, 1996, 1995 and 1994. The capitalized interest is included in Building in the accompanying balance sheets.





                         Exhibit 13 -- Page 20 of 27

        During fiscal 1994 the Company negotiated an agreement under the ARPA, AMLCD Manufacturing Technology Program. Under the terms of the agreement the Company will receive $48 million (the "Proceeds") over two years. The Company used the proceeds to purchase equipment for installation in the new manufacturing facility. The equipment purchased remains the property of the United States Government and is not reflected in the accompanying balance sheets. The Company is entitled to use this equipment without charge until August 1998. At that time the Company has the option to purchase the Government owned equipment at its then Fair Market Value. Cash received prior to payment for the equipment is reflected in Cash and Cash Equivalents in the accompanying balance sheets. Amounts billed to ARPA, but not received, are reflected as Receivable from the U.S. Government in the accompanying balance sheets. The liability is relieved as equipment is purchased. As of June 30, 1996 approximately $47 million of the $48 million has been billed all of which has been received. As of June 30, 1996, the Company has spent approximately $132,000 for equipment that has not been billed to ARPA and is included in Receivable from U.S. Government in the accompanying balance sheets.




                         Exhibit 13 -- Page 21 of 27

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

SUMMARY

The operating results for fiscal 1996 continue to reflect substantial operating losses. Although fiscal 1996 revenue was 26% higher than fiscal 1995 revenue, the Company's cost of sales continued to exceed revenue as a result of low production volumes and equipment problems at the aging Troy facility and the costs associated with the start-up of the new Northville facility.

During fiscal 1996, the Company achieved its goal of starting-up the Northville facility by establishing a baseline manufacturing process at the Northville facility which is capable of performing each process step necessary to produce saleable products. In conjunction with the start-up of the Northville facility, the Troy facility has been closed, and all production activity has now been transferred from Troy to Northville. The establishment of a baseline manufacturing process at the Northville facility and the shutdown of the Troy facility mark significant milestones in the Company's transition from a research and development operation to a manufacturing operation. However, in order to improve the Company's overall financial performance, the Company must now work to achieve and sustain higher production volumes and better yields. The process of improving manufacturing efficiency and productivity is a process of plant "ramp up" to greater capacity utilization.

During fiscal 1997, the Company will work to identify and resolve the remaining process problems that limit production volumes and result in product defects. To the extent that the Company is able to increase production volumes and improve yields, the cost of sales as a percentage of revenue should decrease. While management is optimistic about the Company's ability to efficiently manufacture higher volumes of saleable product at the Northville facility, the manufacturing ramp up is a complex and expensive process which, given the Company's lengthy production cycles, is expected to be ongoing through fiscal
1997.   While the Company hopes to achieve gradually higher production volumes and yields during fiscal 1997, management does not anticipate that the Company's operating results for fiscal 1997 will improve compared to fiscal 1996. The Company's degree of success in achieving greater manufacturing efficiency and productivity at the Northville facility will determine whether the Company's financial results can improve in the future.

Year Ended June 30, 1996 Compared to Year Ended June 30, 1995

Revenue

Total revenue for fiscal year 1996 of $10,595,207 was 26% higher than total revenue for fiscal 1995 of $8,423,041. This increase is attributable to a substantial increase in revenue from the sale of displays which was partly offset by a decrease in revenue from customer- funded engineering.

Revenue from the sale of displays for fiscal 1996 of approximately $6,489,000 was 183% higher than revenues from the sale of displays for fiscal 1995 of approximately $2,290,000. This increase is the result of more displays, both standard and contract specific, being manufactured and shipped during fiscal 1996. Deliveries of various size displays, which were developed in prior fiscal years, to Kaiser Electronics under the F-22 and F-18




                         Exhibit 13 -- Page 22 of 27
programs generated approximately $3,000,000 or 46% of the revenue from the sale of displays during fiscal 1996.

Revenue from customer-funded engineering for fiscal year 1996 of approximately $4,000,000 was 31% lower than revenue from customer-funded engineering for fiscal 1995 of approximately $5,800,000. This decrease is the result of the Company's strategic decision to reduce customer- funded engineering activity as the Company concentrates on manufacturing operations. Management expects revenue from customer-funded engineering to continue to decline in the future.

Although revenue from the sale of displays increased during fiscal 1996, the rate of increase was constrained by manufacturing difficulties at the Troy facility which are discussed below under Cost of Sales. The Company continued operations at the Troy facility longer than expected as a result of the extensive effort to repair and clean-up damage caused by the fire experienced in March 1995 at the Northville facility. Approximately $3,200,000 of displays that had been expected to be delivered in fiscal 1996 were not delivered. The Company has worked closely with its customers, and no orders for the Company's products have yet been canceled as a result of these delays in deliveries. If the ramp-up of the Northville facility proceeds as anticipated, management expects that the delayed shipments will be delivered during fiscal 1997.

COST OF SALES

Cost of sales for fiscal 1996 of $26,106,953 was 47% higher than cost of sales for fiscal 1995 of $17,810,224. The cost of sales as a percentage of revenue increased to 246% in fiscal 1996 from 211% in fiscal 1995. Cost of sales consists of direct labor, direct material and overhead costs to support the manufacturing process. Overhead costs include, among other things, the costs of utilities, maintenance and repair, insurance, depreciation, engineering, supervisory, quality control personnel and other costs needed to facilitate the manufacturing process. While the Company's direct labor and material costs in fiscal 1996 declined slightly as a percentage of revenue compared to fiscal 1995, the Company's overhead costs for fiscal 1996 increased significantly both in absolute dollars and as a percentage of revenue compared to fiscal 1995.

The increase in overhead costs for fiscal 1996 is attributable in large part to the increased costs of wages and benefits for factory support personnel, increased depreciation expense and the expense of maintaining the Troy facility for continuing production operations. In anticipation of increasing production activity in Northville, the Company hired and trained additional production supervisors and quality control personnel during fiscal 1995. Although no significant personnel in these areas were added during fiscal 1996, the costs for these additional personnel were incurred for a full year during fiscal 1996. Depreciation expense for fiscal 1996 increased by approximately $1,900,000 compared to fiscal 1995 due to the Northville facility and process equipment being placed in service during fiscal 1996. The Company spent approximately $500,000 in fiscal 1996 to repair and modify equipment necessary to continue production operations at the Troy facility before it was closed. The Company also recorded a charge of $300,000 as an estimate of cost to restore the Troy facility as required by the terms of the Company's lease.

Reducing the Company's cost of sales to an acceptable level depends on improving yields and increasing production volumes. If the Company becomes more efficient in its manufacturing process, direct labor and material costs will decrease on a per unit basis. Because most of the Company's indirect costs are fixed and the Company has already assembled a workforce sufficient to support the anticipated increases in manufacturing activity at Northville, management does not expect a significant increase in indirect costs as production volumes





                          Exhibit 13  -- Page 23 of 27
increase. However, until the Company is able to produce and sell more product to absorb its overhead costs, overhead costs will continue to result in high cost of sales on both a per unit and percentage of revenue basis.

OTHER COSTS

The Company's internal research and development costs of $1,971,513 in fiscal 1996 was 51% higher than the internal research and development costs of $1,306,843 incurred in fiscal 1995. The Company's research and development efforts are focused on improving current products, increasing its standard product line and protecting the Company's technology and intellectual property rights. Management considers it imperative to maintain a strong research and development program and research and development spending for fiscal 1997 is expected to increase slightly from fiscal 1996.

The Company's Selling, General and Administrative costs of $5,360,752 in fiscal 1996 were 27% higher than the Selling, General and Administrative costs of $4,237,253 in fiscal 1995. This increase is due to the Company expanding its marketing and administrative organization to manage the current and anticipated increases in marketing and general business activity. Management does not expect its Selling, General and Administrative costs to increase significantly during fiscal 1997.

Interest expense during fiscal 1996 increased by approximately $2,200,000 compared to fiscal 1995. During fiscal 1996 most of the Northville facility was placed into service with the consequence that a proportionate amount of interest incurred on the debt to finance construction of the Northville facility is no longer being capitalized as part of the cost of the Northville facility. The Company also incurred additional interest on higher debt levels to finance ongoing operations during fiscal 1996. Interest expense is expected to continue to increase unless operations generate enough profits to begin retiring the outstanding debt.

During fiscal 1996 the Company received $803,624 of insurance proceeds resulting from the interruption of business caused by the fire at the Northville facility in March 1995. This amount is separate from the reimbursable expenses incurred by the Company to repair damage from the fire, which is discussed under Liquidity and Capital Resources.

Other differences between fiscal 1996 and 1995 are not discussed because they resulted principally from differences in timing of revenue and expenses and not from any known trends.

Year Ended June 30, 1995 Compared to Year Ended June 30, 1994

Revenue

Total revenue in fiscal 1995 was 28% lower than revenue in fiscal 1994 because of a dramatic reduction of revenue from customer-funded engineering and production delays. While revenue from sale of displays increased, this increase did not offset the larger decrease in revenue from customer-funded engineering. Work on the Company's most significant engineering and development programs for Kaiser Electronics in connection with the Air Force F-22 and F-18 programs wound down in fiscal 1995 as scheduled. The Company has made a strategic decision to reduce customer-funded engineering activity in order to focus on the sale of standard displays and expects revenue from customer-funded engineering to continue to decrease.

Capacity limitations of the Troy facility and manufacturing process problems constrained the production and sale of displays by the Company and limited sales revenue for fiscal 1995. Manufacturing problems at the Troy





                         Exhibit 13 -- Page 24 of 27
facility caused delays in the production of displays that had been ordered by customers. Approximately $2.4 million of displays that were expected to be delivered in fiscal 1995 were not delivered until fiscal 1996. The Company negotiated revised delivery schedules with a number of customers.

Cost of Sales

Cost of sales for fiscal 1995 of $17,810,224 were 36% higher than cost of sales for fiscal 1994 of $13,078,919. Cost of sales in fiscal 1995 increased to 211%
of revenues  from 112% of revenues in fiscal 1994.   Much of the increase in
the cost of sales resulted from manufacturing problems at the Troy facility. As the Company worked to increase production of displays at the Troy facility to meet increased orders for displays, the Troy facility was pressed to and beyond its manufacturing capacity. The Company identified and solved a number of manufacturing problems at the Troy facility in fiscal 1995. As it did so, limitations of the Company's manufacturing process became evident. The majority of these problems related to the fact that the Company's design and manufacturing tolerances were too narrow for efficient manufacturing as production volumes increased. Additionally, some of the problems related to the final assembly process, among other things. These problems, particularly when combined with the limitations of the aging Troy facility, contributed significantly to increased manufacturing costs in fiscal 1995. In response to these problems, the Company restructured the management of product design and manufacturing and has implemented design rules more suitable to higher volume fabrication. Additionally, where appropriate, the Company renegotiated specifications with customers. The changed specifications do not affect the overall performance of the displays from the point of view of the user, but do allow for a more efficient manufacturing process.

A number of other factors also contributed to the increased cost of sales.
Cost of sales were adversely affected by increases in production supervisors and quality control personnel who were hired and trained by the Company to operate in the new Northville facility and to accommodate future increases in production activity. Maintenance costs also increased significantly as the Company continued to operate and maintain its aging facilities and equipment at the Troy facility.

Other Costs

The Company's internal research and development costs of $1,306,843 in fiscal 1995 were 90% higher than the internal research and development costs of $688,094 in fiscal 1994. The Company committed additional resources to increasing its standard product line, improving current products, improving the Company's technological position and protecting the Company's intellectual property rights.

The Company's Selling, General and Administrative costs of $4,237,253 in fiscal 1995 were 16% higher than the Selling, General and Administrative costs of $3,660,203 incurred during fiscal 1994. The increase was due to the Company expanding its marketing and administrative organization to manage the current and anticipated increases in marketing and general business activity. Furthermore, legal fees relating to the administration and performance of government contracts increased.

Interest expense decreased approximately $357,000 due to significantly lower debt balances during fiscal 1995 compared to fiscal 1994. Debt was used by the Company to finance construction of the Northville facility and was being capitalized as part of the cost of that facility. The Company also earned additional interest income during fiscal 1995 due to higher average cash balances.


                         Exhibit 13 -- Page 25 of 27

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

The Company's cash and cash equivalents at June 30, 1996 was $516. The Company is attempting to manage its cash to minimize borrowings under its various debt instruments.

Operating Activities

During fiscal 1996 the Company incurred a net loss of $24,127,944. Prepaid expenses and other assets increased by approximately $3,900,000 million due to expenses incurred in connection with the March 1995 fire, a substantial portion of which are expected to be reimbursed by insurance proceeds during the first half of fiscal 1997. During fiscal 1996 the Company had received $9,000,000 from the insurance company which represented partial reimbursement of costs incurred in connection with the fire. Accounts payable increased partially due to the accrual of a $1,400,000 invoice for the purchase of additional process equipment. The Company also received $2,400,000, accrued in fiscal 1995, from the Defense Advanced Research Projects Agency ("DARPA") in connection with the purchase of manufacturing equipment for the Northville facility. Inventory increased approximately $2,500,000 as the Company increased levels of raw materials to sustain increased manufacturing activity at the Northville facility.

Investing Activities

During fiscal 1996 the Company spent $12,400,000 on the Northville facility. Approximately $5,000,000 represented pre-production costs. These costs, which are capitalized as part of the cost of the Northville facility, include wages, material and certain indirect costs incurred in start-up of the Northville facility. The remaining $7,400,000 was spent on completion of the facility and the purchase of certain process equipment not reimbursable by DARPA. The Company has spent approximately $57 million to date for process equipment for the Northville facility of which approximately $47 million is owned by the U.S. government under the OIS-DARPA Agreement.

Financing Activities

During fiscal 1996 Guardian Industries Corp. ("Guardian") purchased an additional $22,500,000 of Series A Preferred Stock on the same terms as purchases by Guardian in fiscal 1995.

During fiscal 1996 Guardian also committed to loan $15,000,000 to the Company to provide the Company with working capital until a more permanent funding source can be obtained (the "Bridge Loan"). The Bridge Loan accrues interest at a rate of 5.7% per annum, and all principal and accrued interest is payable on November 1, 1996. As of June 30 ,1996 the Company had borrowed $2,000,000 under the Bridge Loan and as of September 18, 1996 the Company has borrowed $14,000,000 under the Bridge Loan.

During fiscal 1996, the Company borrowed $11,000,000 under its $52,500,000 million commercial credit facility with NBD Bank N.A. and Bank of America NT&SA As of June 30, 1996, the Company's aggregate borrowings under its commercial credit facility were $51,000,000. As of September 4, 1996, the Company's aggregate borrowings under its commercial credit facility were $52,500,000. Repayment of principal commences on June 30, 1997 with a $3,000,000 payment with various quarterly payments due through December 31, 1999.




                         Exhibit 13 -- Page 26 of 27

The Company's liquidity is decreasing, and management anticipates a need for additional cash during fiscal 1997. See Capital Resources.

Capital Resources

The Company has financed the cost of the Northville facility and provided working capital for continuing operations through the current period. The cost of the Northville facility and related start-up is currently anticipated to be
$107.4 million.   Approximately 95% of these costs have been committed.

The Company is in the process of completing the acquisition of an additional 80 acres of land adjacent to the existing property in Northville. The agreement with Wayne County provides a conditional purchase price of $800,000. The price is conditioned on the Company beginning construction on a large scale facility within five years and employing 500 employees within eight years. If the Company does not meet these conditions, it will have the option of either (i) paying approximately $3 million to the county as additional consideration for the land or (ii) conveying the land back to the county and receiving a refund of the original $800,000 purchase price (without interest). Wayne County is currently addressing certain zoning issues which must be resolved before the Company will purchase the additional land.

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





                          Exhibit 13  -- Page 27 of 27