Form 10-K, Exhibit 13
period 1997-06-30
OIS OPTICAL IMAGING SYSTEMS INC
filed 1997-09-26
CIK 753601

                                                                      EXHIBIT 13



PRICE RANGE OF COMMON STOCK

Shares of OIS Common Stock are traded in the National Association of Securities Dealers Automated Quotation System ("NASDAQ") over-the-counter market under the symbol OVON. The following table sets forth the reported high and low bid quotations of OIS Common Stock for the fiscal periods indicated:


                                                              Prices
                                                         ------------------
                        Period                             Low      High
                        ------                             ---      ----
Year ended June 30, 1996
  First Quarter . . . . . . . . . . . . . . . . . . .    $4.1250   $5.6250
  Second Quarter. . . . . . . . . . . . . . . . . . .     3.0000    5.2500
  Third Quarter . . . . . . . . . . . . . . . . . . .     3.7500    5.6250
  Fourth Quarter. . . . . . . . . . . . . . . . . . .     3.0625    3.7500

Year ended June 30, 1997
  First Quarter . . . . . . . . . . . . . . . . . . .    $2.6250   $3.6250
  Second Quarter. . . . . . . . . . . . . . . . . . .     1.5625    3.1875
  Third Quarter . . . . . . . . . . . . . . . . . . .     2.1250    3.1250
  Fourth Quarter. . . . . . . . . . . . . . . . . . .     2.1875    3.1250

Year ended June 30, 1998
  First Quarter . . . . . . . . . . . . . . . . . . .
    through September 18                                 $1.8125  $2.46875

------------------------

     The quotations listed may include inter-dealer prices that may not necessarily represent actual transactions. No dividend or distribution on OIS Common Stock has been paid and none is presently being considered.

     The approximate number of stockholders of record on September 18, 1997, was 1,628.


                             Page 1 of Exhibit 13

                            SELECTED FINANCIAL DATA


Set forth below is certain financial information taken from OIS' audited financial statements.



                                                                      Year ended June 30,
                                            -------------------------------------------------------------------------
                                                1997           1996           1995           1994          1993
                                                ----           ----           ----           ----          ----
Total Revenues                              $ 13,600,488    $ 10,595,207   $  8,423,041   $11,700,389   $  7,162,035

Cost of Sales                                 41,093,260      26,106,953     17,810,224    13,078,919      9,262,815
Internal Research and Development              2,037,583       1,971,513      1,306,843       688,094        372,242
Selling, General, Administrative and other     8,735,028       6,644,735      3,935,699     3,789,061      2,834,330
Income Tax Benefit                             9,755,490        ----           ----           ----          ----
Net Loss                                    $(28,509,893)   $(24,127,994)  $(14,629,725)  $(5,855,685)  $ (5,307,352)
Net Loss Available to Common Shareholders   $(33,020,009)   $(26,097,584)  $(14,840,683)  $(5,855,685)  $ (5,307,352)
Net Loss per Common Share                          $(.34)          $(.27)         $(.21)        $(.19)         $(.20)

At year end:
 Total Assets                               $ 77,172,789    $ 70,513,934   $ 57,263,779   $38,146,868   $  7,088,883

 Long-Term Debt, Net                        $ 42,000,000    $ 48,000,000   $ 40,125,454   $12,000,000   $     77,355

 Convertible Notes                                --            ----           ----          ----       $  7,221,412
 Working Capital (Deficit)                  $  2,904,085    $  3,432,241   $  5,211,233   $ 2,616,215   $ (1,173,195)

 Stockholders' Equity                       $ 14,967,499    $  7,163,704   $  7,820,724   $ 9,633,880   $  3,501,018




                             Page 2 of Exhibit 13

                    Report of Independent Public Accountants


To OIS Optical Imaging Systems, Inc.:

We have audited the accompanying Balance Sheets of OIS Optical Imaging Systems, Inc. (a Delaware corporation) as of June 30, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OIS Optical Imaging Systems, Inc. as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years ended June 30, 1997, in conformity with generally accepted accounting principles.



\s\ Arthur Anderson LLP

Detroit, Michigan,
August 29, 1997.





                             Page 3 of Exhibit 13

                       OIS OPTICAL IMAGING SYSTEMS, INC.
                                 BALANCE SHEETS

                                     ASSETS


                                                               June 30,
                                                     --------------------------
                                                           1997          1996
                                                     ------------   -----------
CURRENT ASSETS
 Cash and cash equivalents                           $    960,042  $        516
 Accounts receivable (net of reserve for doubtful
 accounts of $60,000)                                   4,222,508     3,232,486
 Inventories                                            9,525,136     5,847,250
 Income tax receivable from affiliate                   4,755,490       --
 Prepaid expenses and other current assets                746,199       485,251
 Insurance receivable                                     --          6,085,263
 Receivable from U.S. Government                          --            131,705

 TOTAL CURRENT ASSETS                                  20,209,375    15,782,471
                                                     ------------  ------------
PROPERTY AND EQUIPMENT
 Land                                                   3,000,000     3,000,000
 Building                                              32,891,009    32,232,265
 Machinery and other equipment                         31,371,764    28,670,855
 Construction in process                                   60,192       129,074
                                                     ------------  ------------

 TOTAL PROPERTY AND EQUIPMENT                          67,322,965    64,032,194
 Less accumulated depreciation                        (10,359,551)   (9,300,731)
                                                     ------------  ------------
 NET TOTAL PROPERTY AND EQUIPMENT                      56,963,414    54,731,463
 TOTAL ASSETS                                        $ 77,172,789  $ 70,513,934
                                                     ============  ============


See notes to financial statements.





                             Page 4 of Exhibit 13

                       OIS OPTICAL IMAGING SYSTEMS, INC.
                                 BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                               June 30,
                                                                ---------------------------------
                                                                        1997             1996
                                                                ----------------   --------------
CURRENT LIABILITIES
 Current installments on capital lease obligation                 $      --        $    125,454
 Subordinated note payable to affiliate                               3,000,000       2,000,000
 Current installment on long-term debt                               10,500,000       3,000,000
 Accounts payable                                                     2,817,068       5,599,266
 Accrued interest                                                       578,166         951,103
 Deferred revenue                                                       112,204         236,845
 Other accrued liabilities                                              297,852         437,562
                                                                ---------------    ------------
  TOTAL CURRENT LIABILITIES                                          17,305,290      12,350,230

LONG TERM DEBT                                                       42,000,000      48,000,000
LOCAL GOVERNMENT SUBSIDY                                              2,900,000       3,000,000

  TOTAL LIABILITIES                                                  62,205,290      63,350,230

STOCKHOLDERS' EQUITY
     Preferred stock, par value $0.01 per share:

Series A, 8% cumulative, non-convertible and non-voting
 Authorized - 50,000 shares
 Issued and outstanding - -0- shares at June 30, 1997 and
 35,000 shares at June 30, 1996                                                             350
Series B, 8% cumulative, non-convertible and voting
 Authorized - 100,000 shares
 Issued and outstanding - 73,637 shares at June 30, 1997 and
 -0- shares at June 30, 1996                                                736
Common stock, par value $0.01 per share:
 Authorized - 125,000,000 shares
 Issued and outstanding - 97,467,920 shares at June 30, 1997
 and 97,103,790 shares at June 30, 1996                                 974,679         971,038
Additional paid-in capital                                          141,375,527     105,457,517
Accumulated deficit                                                (126,565,319)    (98,055,426)
Deferred compensation                                                  (818,124)     (1,209,775)
                                                                ---------------    ------------
TOTAL STOCKHOLDERS' EQUITY                                           14,967,499       7,163,704

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $  77,172,789    $ 70,513,934
                                                                ===============    ============




See notes to financial statements.



                             Page 5 of Exhibit 13

                       OIS OPTICAL IMAGING SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS


                                                               YEARS ENDED JUNE 30,
                                                 -------------------------------------------------
                                                     1997               1996              1995
                                                     ----               ----              ----
REVENUES
Display revenue                                  $ 10,502,747      $  6,488,975      $  2,290,242
Engineering revenue                                 2,106,843         4,001,414         5,799,519
Sensor revenue                                        990,898           104,818           333,280
                                                 ------------      ------------      ------------
  TOTAL REVENUES                                   13,600,488        10,595,207         8,423,041

COST OF SALES
Display                                            31,818,764        12,658,272         6,257,458
Engineering                                         6,315,576        13,102,241         9,680,064
Sensors                                             2,958,920           346,440         1,872,702
                                                 ------------      ------------      ------------
  TOTAL COST OF SALES                              41,093,260        26,106,953        17,810,224
                                                 ------------      ------------      ------------


GROSS LOSS                                        (27,492,772)      (15,511,746)       (9,387,183)

OPERATING EXPENSES
Internal research and development                   2,037,583         1,971,513         1,306,843
Selling, general and administrative                 5,509,868         5,360,752         4,237,253
                                                 ------------      ------------      ------------

TOTAL OPERATING EXPENSES                            7,547,451         7,332,265         5,544,096
                                                 ------------      ------------      ------------

OPERATING LOSS                                    (35,040,223)      (22,844,011)      (14,931,279)

OTHER INCOME (EXPENSE)
Interest expense                                   (4,112,596)       (2,233,735)          (10,808)
Other income                                          406,898            41,954           200,236
Licensing and royalties                               480,538           104,174           112,126
Insurance proceeds                                     --               803,624          --
                                                 ------------      ------------      ------------

TOTAL OTHER INCOME (EXPENSE)                       (3,225,160)       (1,283,983)          301,554

LOSS BEFORE INCOME TAX BENEFIT                    (38,265,383)      (24,127,994)      (14,629,725)

Income tax benefit                                  9,755,490          --                 --

NET LOSS                                         $(28,509,893)     $(24,127,994)     $(14,629,725)
                                                 ------------      ------------      ------------

Preferred stock dividends                           4,510,116         1,969,590           210,958
                                                 ------------      ------------      ------------

NET LOSS AVAILABLE TO COMMON SHAREHOLDERS        $(33,020,009)     $(26,097,584)     $(14,840,683)
                                                 ------------      ------------      ------------
NET LOSS PER COMMON SHARE                               $(.34)            $(.27)            $(.21)
                                                        =====             =====             =====

See notes to financial statements.





                             Page 6 of Exhibit 13

                      OIS OPTICAL IMAGING SYSTEMS, INC.

                           STATEMENTS OF CASH FLOWS


                                                             YEARS ENDED JUNE 30,
                                                  -----------------------------------------------
                                                      1997           1996           1995
                                                  -----------    ------------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                          $(28,509,893)  $(24,127,994)   $(14,629,725)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation and amortization                       6,168,473      3,396,279       1,356,533
  Deferred compensation expense                         498,834        492,886         233,982
 Impact on cash flows from changes in assets
  and liabilities:
  Receivables                                           471,456     (2,490,928)      1,042,155
  Inventories                                        (3,677,886)    (2,487,188)     (1,276,461)
  Prepaid expenses and other assets                    (260,948)      (105,086)     (2,248,196)
  Accounts payable and accrued liabilities           (3,294,845)     1,329,875      (3,613,687)
  Deferred revenue                                     (124,641)       (90,109)       (407,824)
                                                   ------------   ------------    ------------
   NET CASH USED IN OPERATING
    ACTIVITIES                                      (28,729,450)   (24,082,265)    (19,543,223)

CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Capital expenditures                                (8,500,423)   (12,392,797)    (24,708,813)
                                                   ------------   ------------    ------------
   NET CASH USED IN INVESTING                        (8,500,423)
    ACTIVITIES                                                     (12,392,797)    (24,708,813)

CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Payments on capital lease obligation                  (125,454)      (121,633)       (158,497)
 Proceeds from issuance of debt and notes             2,500,000     13,000,000      28,000,000
 Net proceeds from issuance of common stock             298,853        267,130         293,545
 Net proceeds from issuance of preferred stock       35,516,000     22,500,000      12,500,000
                                                   ------------
  NET CASH PROVIDED BY FINANCING
    ACTIVITIES                                       38,189,399     35,645,497      40,635,048
                                                   ------------   ------------    ------------
 INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                    959,526       (829,565)     (3,616,988)
 CASH, CASH EQUIVALENTS  AT
  BEGINNING OF PERIOD                                       516        830,081       4,447,069
                                                   ------------   ------------    ------------
 CASH, CASH EQUIVALENTS AT
  END OF PERIOD                                    $    960,042   $        516    $    830,081
                                                   ============   ============    ============




See notes to financial statements.


                             Page 7 of Exhibit 13

                       OIS OPTICAL IMAGING SYSTEMS, INC.

                 SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS
                          FOR THE YEARS ENDED JUNE 30,


                                                      1997        1996              1995
                                                  ----------   ----------      -------------
Common Stock Issued in Exchange for Deferred
 Compensation, Net of Terminations                $  675,935   $1,369,409      $    287,014
Adjust Deferred Compensation                         568,752
Capitalization of Equipment Pursuant to Capital
Lease Obligation                                                                    365,000
Conversion of Guardian Equity to Common Stock                                    10,500,000
Conversion of Series A Preferred Stock to
 Series B Preferred Stock                         35,000,000
Payment of Dividends on Series A Preferred
Stock by Issuance of Series B Preferred Stock      3,128,129



See Statements of Cash Flows.






                             Page 8 of Exhibit 13

                      OIS OPTICAL IMAGING SYSTEMS, INC.

                        NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION

     OIS Optical Imaging Systems, Inc. ("OIS" or the "Company") was organized to complete the development of and thereafter to manufacture and market flat panel displays and electronic image processing products, employing amorphous and related materials and information technology. OIS is currently providing these products and services mainly to avionics and military customers.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Cash and Cash Equivalents

     Cash equivalents consist of investments in short-term, highly-liquid securities having a maturity of three months or less when acquired. Cash equivalents of $960,042 and $516 are included in Cash and Cash Equivalents in the accompanying Balance Sheets for the years ended June 30, 1997 and 1996, respectively. These are stated at cost which approximates market.

     Cash paid for interest for the fiscal years ended June 30, 1997, 1996 and 1995 was $4,485,533, $1,549,826 and $10,808, respectively.

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

     Certain equipment installed at the new manufacturing facility is owned by the government and is therefore not recorded in the accompanying Balance Sheets (See Note K).

Local Government Subsidy

     The Local Government Subsidy is being amortized over 30 years on a straight-line basis. Amortization began July 1, 1996 (See Note K).





                             Page 9 of Exhibit 13

Inventories

     Inventories are stated at the lower of cost, determined on a first-in first-out basis, or market, and represent spare equipment parts, manufacturing supplies, raw material used in display development and displays in process. The components of inventories as of June 30, are as follows:


                                   1997           1996
                                ----------     ----------
        Spare equipment parts   $  601,585          --
        Manufacturing supplies     108,582     $   76,392
        Raw materials            6,787,877      5,048,022
        Displays in process      2,027,092        722,836
                                ----------     ----------
        Total                   $9,525,136     $5,847,250
                                ==========     ==========


Insurance Receivable

     This amount represents costs incurred by the Company to repair and clean-up damage caused by a fire at the Northville facility. This amount was reimbursed by the insurance company during fiscal 1997.


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

     In fiscal 1997, 1996 and 1995, the Company derived approximately 61%, 76% and 68% of revenue respectively from three customers operating in the U.S. Aerospace industry. As of June 30, 1997, 1996 and 1995, $2,366,421, $2,825,252
and $1,215,814 is due from these three customers and is included in Accounts Receivable in the accompanying Balance Sheets.

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




                            Page 10 of Exhibit 13

New Accounting Standards

     During fiscal 1999, the Company must adopt Statement of Financial Accounting Standards (SFAS) No. 130, "Comprehensive Income" and SFAS No. 131, "Segment Disclosures". SFAS No. 130 requires that the Company include a reconciliation of Net Loss to Comprehensive Income. Comprehensive income includes certain gains and losses which are currently required to be included as components of stockholders' equity. SFAS No. 131 requires the Company to disclose certain financial information regarding the Company's internally identified business segments. The effect on the financial statements of adopting these statements has not been determined.

NOTE C - CAPITAL STOCK

     Holders of OIS Common Stock are entitled to one vote per share.

     The holders of OIS Common Stock are entitled to dividends when and if declared by the Board of Directors of OIS out of any funds legally available therefore. OIS has not declared or paid any dividends on Common Stock. The Company is restricted by its credit agreement from declaring or paying cash dividends (See Note I).

     During fiscal 1995, the Company issued 12,500 shares of Series A Preferred Stock to its affiliate Guardian Industries Corp. ("Guardian"). During fiscal 1996, the Company issued an additional 22,500 shares of Series A Preferred Stock to Guardian. The Company is restricted from paying dividends on its Preferred Stock by its credit agreement. Certain of these restrictions lapsed on September 30, 1996 (See Note I). The Series A Preferred Stock had a dividend rate of 8% for the first five years.

     On October 29, 1996, the Company's Board of Directors created and authorized for issuance 100,000 shares of Series B Cumulative Preferred Stock, par value $.01, with an original issuance price of $1,000 per share. The Series B Preferred Stock bears a cumulative dividend rate of 8% for the first three years and a floating rate, subject to a 16.5% cap, thereafter. Each share of Series B Preferred Stock entitles the holder to 350 votes on each and every matter submitted to a vote of the Company's shareholders. The Series B Preferred Stock is non-convertible.

     On October 30, 1996, the Company exchanged the 35,000 shares of Series A Preferred Stock held by Guardian and all dividends in arrears for 38,137 shares of Series B Preferred Stock. Guardian and William Davidson contributed common stock of the Company and other property to GD Investments Corp. ("GDIC"), a Guardian affiliate. On October 31, 1996, the Company sold 21,000 shares of Series B Preferred Stock to GDIC at a price of $1,000 per share. OIS used the proceeds to retire its subordinated note payable (Bridge Loan) and all accrued interest to Guardian, which amounted to approximately $18.9 million.

     During fiscal 1997, the Company sold an additional 14,500 shares of Series B Preferred Stock to GDIC for a total of $14.5 million. OIS used the proceeds to fund ongoing operations.

     The Company's dividend policy on both the Series A and Series B Preferred Stock is to accrue only those dividends that are declared, or expected to be declared, in the current year by the Board of Directors. During fiscal 1997, the Company satisfied all dividends in arrears on the Series A Preferred Stock, totaling $3,128,219, by issuing an additional 3,137 shares of Series B Preferred Stock. Management has determined that the fiscal 1997 dividends on the Series B Preferred Stock will not be declared. Cumulative dividends in arrears as of June 30, 1997 and 1996 total $3,562,445 and $2,180,548, respectively.

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




                            Page 11 of Exhibit 13

     The Company has elected to provide the pro forma disclosures, as permitted under the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation". Accordingly, no compensation cost has been recognized for the 1994 Plan and the 1988 Plan within the accompanying Statements of Operations. Had compensation expense for the Plan been determined based on the fair value at the grant date for awards in 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's pro forma net loss available to common shareholders and pro forma net loss per common share would have been increased to the amounts indicated below:


                                                                                                          1997           1996
     Pro forma net loss available to common shareholders
       As reported  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $(33,020,009)   $(26,097,584)
       SFAS No. 123 pro forma . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (33,333,298)    (26,334,147)
     Pro forma net loss per common share -
       As reported  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (.34)            (.27)
       SFAS No. 123 pro forma . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (.34)            (.27)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions were used for the 1997 and 1996 grants: risk-free rate of interest of 6.45% for 1997 and 5.66% and 6.99% for 1996; dividend yield of 0%; and expected lives of 10 years and 4.56 years.

     Awards of restricted stock are non-transferable and subject to forfeiture during the restriction period established by the Committee. The awards of restricted stock during fiscal 1997, 1996 and 1995 are summarized in the following table:


             Number of       Per Share  Aggregate     Restriction
Fiscal Year  Shares Granted  Price      Value         Lapse Date
----------   --------------  -----      -----         ----------
     1997     254,300        $3.00      $762,900      October 13, 1999
     1996     312,420        $4.50      $1,405,890    October 13, 1998
     1995      49,920        $6.50      $324,480      October 13, 1997

     There are currently 339,200 outstanding stock options that were granted under the 1994 Plan. These options become exercisable in accordance with the schedule established by the Stock Option Committee at the time of grant. These options expire ten years after the date of grant. The option price is set at market on date of grant.

     There are currently outstanding 10,000 stock options that were granted under the 1988 Plan. These options generally become exercisable in five stages, beginning one year after the date of grant with respect to 20% of the shares and continuing with an additional 20% of the shares becoming exercisable annually thereafter. These options generally expire six years after the date of grant. The option price is set at market on date of grant.

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






                            Page 12 of Exhibit 13

     A summary of the transactions during the three years ended June 30, 1997 with respect to OIS' stock option plans follows:


                                            1997                      1996                    1995
                                 ------------------------  ----------------------   ------------------------
                                                  Average                Average                     Average
                                                  Option                 Option                      Option
                                    Shares        Price     Shares        Price       Shares         Price
                                 -----------    ---------  ---------   ----------   ----------     ---------
Outstanding at the beginning
 of fiscal year                     397,608       $3.77     341,104       $3.15       313,419        $2.26
Granted                              94,000        2.81     174,950        4.58       108,000         5.13
Cancelled                            19,330        2.47      37,800        4.93         9,350         2.25
Exercised                           123,078        2.25      80,646        2.25        70,965         2.25
                                                  -----   ---------      ------     ---------       ------
Outstanding June 30,                349,200       $4.12     397,608       $3.77       341,104        $3.15
                                  =========       =====   =========      ======     =========       ======

Exercisable June 30,                110,000       $4.64     220,158       $3.05       143,731        $2.21
                                  =========       =====   =========      ======     =========       ======

Available for grant June 30,      2,126,630         N/A   2,430,990         N/A     2,868,860          N/A
                                  =========       =====   =========      ======     =========       ======

NOTE E - RELATED PARTY TRANSACTIONS

     In April 1992, OIS and the Company's affiliate, Guardian entered into a Services Agreement, which was amended in July 1992. Under that agreement, Guardian provided the services of Rex Tapp, who was an employee of Guardian, as President of OIS, for $130,000 per year; provides certain administrative, accounting, technical, travel arrangement, management and tax services for $50,000 per year, and provides legal services at an hourly rate of $100. In July 1995, Mr. Tapp became an employee of OIS with the result that his services to OIS are no longer subject to the Services Agreement. During fiscal years 1997 and 1996, OIS incurred expenses for these services of approximately $110,000 per year. In 1995, this expense was approximately $190,000. During 1995, OIS also purchased approximately $17,000 worth of architectural glass from Guardian for installation at the new manufacturing facility. In May 1993, OIS and Guardian entered into a Services Agreement in which employees at Guardian provided engineering services in connection with construction of the new facility. The aggregate amount paid by OIS will not exceed $250,000 without approval of the Independent Directors of OIS. The Company incurred approximately $118,000 for the year ended June 30, 1995, for these engineering services (see Note K).

NOTE F - NET LOSS PER COMMON SHARE

     Net loss per common share, which equals fully diluted loss per share, is based on the weighted average number of shares of OIS Common Stock outstanding during the year. The number of shares used in the computation for the years ended June 30, 1997, 1996 and 1995 were 97,286,539, 96,889,823, and 69,241,640, respectively.

     Under the terms of the two Stock Purchase Agreements, the Guardian Option (see Note I) and William Davidson's right pursuant to a May 14, 1993 agreement (see Note I), the Company issued 65,791,720 shares of Common Stock on November 26, 1994. Pursuant to a fiscal 1994 agreement, the shares of Common Stock were paid for, but not issued, prior to June 30, 1994. If these shares of Common Stock had been issued and outstanding as of June 30, 1994, net loss per share would have been $.15 for the year ended June 30, 1995, based upon 96,654,669 weighted average shares.

     For the year ended June 30, 1998, the Company will be required to adopt Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". SFAS No. 128 will require primary net loss per common share to be replaced with basic net loss per common share, which is computed by dividing reported net loss available to common shareholders by the weighted average common shares outstanding. No dilution for potentially dilutive securities is included. Fully diluted net loss per common share, now called diluted net loss per common share, is still required. This statement is not expected to have a material effect on the Company's financial statements.






                            Page 13 of Exhibit 13

NOTE G - FEDERAL TAXES ON INCOME

     As a result of certain Capital Stock transactions (See Note C), the Company is eligible to be a member of Guardian's affiliated tax group ("Affiliated Group"). This allows the Company's tax losses, credits and/or income generated after October 31, 1996 to be included in the single consolidated federal income tax return filed by the Affiliated Group. Guardian and the Company entered into a Tax Sharing Agreement dated November 1, 1996, pursuant to which the Company will receive or make tax sharing payments based on the amount by which the federal income tax liability of the Affiliated Group is reduced, or increased, by inclusion of the Company in the Affiliated Group. As of June 30, 1997, the Company had received $5 million and recorded an estimated receivable from Guardian of $4,755,490 in accordance with the Tax Sharing Agreement.

     The differences between the United States Federal statutory income tax benefit and the income tax benefit as calculated under the provisions of SFAS No. 109 for the years ended June 30, are summarized as follows:


                                              1997                  1996                        1995
                                          ------------           ----------                 -----------
        Federal statutory benefit        $(13,393,490)          $(8,204,000)                $(4,974,000)
        Benefit due to change in
         effective tax rate                  (944,000)
        Net increase in valuation
        reserve due  to losses
         without tax benefit                4,570,000             8,195,000                   4,971,000
        Other                                  12,000                 9,000                       3,000
                                         ------------           -----------                 -----------
        Actual income tax benefit        $ (9,755,490)          $     -0-                   $     -0-

The components of the income tax benefit for the years ended June 30, are summarized as follows:

                                             1997                   1996                       1995
        Federal
         Currently refundable            $(12,743,490)          $(9,860,000)                $(5,217,000)
         Deferred                          (1,582,000)            1,665,000                     246,000
         Net increase in valuation
          Reserve                           4,570,000             8,195,000                   4,971,000
                                         ------------           -----------                 -----------
        Actual income tax benefit        $ (9,755,490)          $     -0-                   $     -0-
                                         ============           ===========                 ===========

     Deferred income taxes represent temporary differences in the recognition of certain items for income tax and financial reporting purposes. The components of net deferred income taxes are summarized as follows:


                                           June 30, 1997  June 30, 1996
                                           -------------  -------------
        Deferred income tax liability:
          Depreciation and amortization    $  1,041,000   $  1,729,000
                                           ------------   ------------
                                              1,041,000      1,729,000
        Deferred income tax assets:
          Net operating loss credits        (35,769,000)   (32,781,000)
          Other                              (1,930,000)    (1,036,000)
                                           ------------   ------------
                                            (37,699,000)   (33,817,000)
        Valuation allowance                  36,658,000     32,088,000
                                             (1,041,000)    (1,729,000)
        Net deferred income taxes          $     -0-      $    -0-
                                           ============   ============




                            Page 14 of Exhhibit 13

     Tax loss carryforwards and other tax attributes are subject to limitations provided by Internal Revenue Code Sec. 382, which may substantially reduce the amounts available for utilization as a result of changes in control. There was a change of ownership on December 12, 1990 for purposes of Internal Revenue Code Sec. 382.

     At June 30, 1997, remaining net operating loss and tax credit carryforwards expire as follows:


                         Net Operating         Other
                              Loss           Tax Credit
                          Carryforward      Carryforwards
                         --------------    ---------------
        1999             $  3,965,000
        2000                6,560,000         $351,500
        2001                3,255,000           90,200
        2002                3,242,000
        2003                7,391,000
        2004                3,352,000
        2005                  633,000
        2006                6,009,000
        2007                6,476,000
        2008                5,213,000            1,000
        2009                5,886,000            2,030
        2010               15,434,000
        2011               23,723,000            7,700
        2012               11,059,000
                         $102,198,000         $452,430
                         ============         ========

NOTE H - LEASE AGREEMENTS

     In the year ended June 30, 1995, OIS entered into a three-year non-collateralized lease agreement covering certain machinery and equipment.

     OIS's Troy facilities are leased under a lease that expired in September 1996, at a monthly rate of $15,460. This lease was renewed on a month-to-month basis. All OIS leases are with unrelated parties.

     Obligations under noncancellable operating leases subsequent to June 30, 1997 are as follows:


                            Operating
                             Leases
        1998                $  32,644
        1999                   26,946
        2000                   26,292
        2001                   19,719
                            ---------
                            $ 105,601

     Operating lease expense for the fiscal years ended June 30, 1997, 1996 and 1995 was $241,953, $250,344, and $251,632, respectively.

NOTE I - FINANCING TRANSACTIONS

     On November 26, 1991, Guardian paid OIS $10,500,000 for 7,000,000 shares of OIS Common Stock, which then represented approximately 28 percent of all issued and outstanding shares. OIS also granted and issued to Guardian a three-year option (the "Guardian Option") to purchase additional shares of the Common Stock for a price of $10,500,000. Effective November 26, 1994, Guardian exercised its option to purchase additional shares of OIS Common Stock. In that transaction, OIS issued to Guardian 41,828,768 shares of Common Stock.
The option shares issued to Guardian, together with the shares issued to Guardian in November 1991, amounts to approximately 51 percent of the issued and outstanding shares of the Common Stock




                            Page 15 of Exhibit 13
on a fully diluted basis.

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

     On December 14, 1993, the Company entered into a credit agreement (the "Agreement"), which has been amended, with a consortium of banks. Under the terms of the Agreement, the Company obtained a credit facility that provides $26.25 million in term loans and a $26.25 million revolving credit facility. Under the terms of the Agreement, the term loans and borrowings under the revolving credit facility bear interest, payable quarterly, at LIBOR plus
 .875%, or at elected fixed rates with interest periods ranging from 30 days to
180 days.   The term loans are payable in quarterly principal installments of
$5,500,000 on December 31, 1997, $2,500,000 commencing March 31, 1998 through
June 30, 1998, $2,750,000 on September 30, 1998 through December 31, 1998,
$3,375,000 on March 31, 1999 through June 30, 1999, $3,875,000 on September 30,
1999 and $25,875,000 on December 31, 1999. The Company also pays a commitment fee of .375% of the unused portion of the credit facility. The revolving credit facility matures in December 1999.

     Under the terms of the Credit Agreement, OIS is restricted from making capital expenditures in excess of certain amounts, from incurring additional debt (as defined) and paying cash dividends (as defined). Furthermore, OIS must maintain a level of minimum tangible capital funds and leverage ratio as defined in the Credit Agreement. As of June 30, 1997, the Company is not in compliance with the capital spending covenant. The Company has received a waiver from the consortium of banks.

     The Company has entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its floating rate long-term debt. At June 30, 1997, the Company had an outstanding interest rate swap agreement with a commercial bank, having a total notional principal amount of $15 million. This agreement effectively changes the Company's interest rate exposure on its floating rate notes due in 1999 to a fixed LIBOR rate of 5.933%. The interest rate swap agreement matures at the time the related notes mature. The Company is exposed to credit loss in the event of non-performance by the other parties to the interest rate swap agreement. However, the Company does not anticipate non-performance by the counterparties. The fair value of the Company's long-term debt is estimated based on market rates of interest for the same or similar issues and current rates offered to the Company for debt of the same remaining maturities. The fair value of the Company's long-term debt approximates its carrying value.

     During fiscal 1997, the Company signed a $20 million Promissory Note (the "Note") with GDIC. The Note bears interest at a rate of 6% per annum. The
Note is subordinated to all amounts outstanding under the agreement described
above.  At June 30, 1997, $3 million is outstanding under the Note.   The
principal balance of the Note and all accrued and unpaid interest is due upon demand of the holder.

     Due to the level of current and anticipated losses, management expects additional capital resources will be needed to support the Company's operations. Management expects that Guardian, directly or through an affiliate, will provide funding to support the Company's operations through fiscal 1998. At this time, Guardian has not indicated any intention to discontinue funding the Company.

NOTE J - EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) plan for substantially all employees. Employer contributions are 50% of the employee's contribution, up to a maximum of 5% of the employee's wages. Employer contributions to this plan were approximately $198,000, $176,000 and $135,000 for the years ended June 30, 1997, 1996 and
1995, respectively.

NOTE K - NEW MANUFACTURING FACILITY

     During fiscal 1994, the Company started construction on a new manufacturing facility in Northville, Michigan. In connection with the construction, the Company purchased land valued at approximately $3 million from Wayne County for $10.00. The Company is using the land for their manufacturing facility and have met certain employment criteria. The facility cost approximately $107 million. Pursuant to this construction, the Company has capitalized approximately $1.10 million and $2.38 million of interest incurred during construction during the years ended June 30, 1996 and 1995. The capitalized interest




                            Page 16 of Exhibit 13
is included in Building in the accompanying Balance Sheets.

     During fiscal 1994, the Company negotiated an agreement under the DARPA, AMLCD Manufacturing Technology Program. Under the terms of the agreement, the Company received $48 million (the "Proceeds") over two years. The Company used the proceeds to purchase equipment for installation in the new manufacturing facility. The equipment purchased remains the property of the United States Government and is not reflected in the accompanying Balance Sheets. The Company is entitled to use this equipment without charge until August 1998. At that time, the Company has the option to purchase the Government owned equipment at its then Fair Market Value. Cash received prior to payment for the equipment is reflected in Cash and Cash Equivalents in the accompanying Balance Sheets. Amounts billed to DARPA, but not received, are reflected as Receivable from the U.S. Government in the accompanying Balance Sheets. The liability is relieved as equipment is purchased. As of June 30, 1997, $48 million has been billed, all of which has been received. As of June 30, 1997, the Company has spent approximately $132,000 for equipment that has not been billed to DARPA and is included in Receivable from U.S. Government in the accompanying Balance Sheets.











                            Page 17 of Exhibit 13

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

                             RESULTS OF OPERATIONS

SUMMARY

The operating results for fiscal 1997 continue to reflect substantial operating losses. As a result of increased production volumes, fiscal 1997 revenue was 28% higher than fiscal 1996 revenue. However, the Company's cost of sales continued to exceed revenue due to the relatively high cost of sales driven by the Company's overhead, scrap rates and depreciation expense for the period.

During fiscal 1997, the Company worked to resolve a number of production issues, including equipment down-time, that were limiting production volumes. The Company also identified and corrected several process problems which were causing product defects and lower production yields. Although production volumes and yields improved significantly during the fiscal year, the majority of these improvements were not realized until the fourth quarter of the current year. In fact, nearly 81% of the total unit volume of production for the year occurred during the last six months of fiscal 1997.

While the Company works to improve production yields and volumes, the Company will also need to expand the markets for its products by increasing its sales of displays, primarily to the avionics markets, and developing its x-ray sensor business. Management is optimistic about the Company's ability to produce and sell more products in fiscal 1998. Although significant losses will continue, management anticipates that the Company's operating results will improve somewhat during fiscal 1998. The Company's ability to further improve its financial performance and achieve profitability will depend on whether the Company is able to achieve significantly higher volumes of production and sales and reduce its incremental cost of sales in future fiscal periods.

YEAR ENDED JUNE 30, 1997 COMPARED TO YEAR ENDED JUNE 30, 1996

REVENUE

Total revenue for fiscal 1997 of $13,600,488 was 28% higher than total revenue for fiscal 1996 of $10,595,207. This increase is attributable to a substantial increase in revenue from the sale of displays and sensors, which was partly offset by a decrease in revenue from customer-funded engineering.

Revenue from the sale of displays and sensors for fiscal 1997 of approximately $11,500,000 was 74% higher than revenues from the sale of displays and sensors for fiscal 1996. This increase, which continues a trend started during fiscal 1996, is the result of more displays being manufactured and shipped during fiscal 1997. Although display revenue increased during fiscal 1997, the rate of growth was constrained by low production volumes during the first three quarters of the year. Significant additional display and sensor revenue will be necessary if the Company is to substantially improve its financial results. Management expects that revenues from the sale of displays and sensors will continue to increase during fiscal 1998 as existing orders for the Company's products are satisfied. However, the sales volume required to achieve profitability exceeds the existing market for the Company's products. Therefore, the Company is working aggressively to expand the markets for its displays, x-ray sensors and other products.





                            Page 18 of Exhibit 13

Revenue from customer-funded engineering for fiscal 1997 of approximately $2,100,000 was 47% lower than revenue from customer-funded engineering for fiscal 1996 of approximately $4,000,000. This decrease is the result of the Company's strategic decision to reduce customer-funded engineering activity as the Company concentrates on manufacturing operations.

COST OF SALES

Cost of sales for fiscal 1997 of $41,093,260 was 57% higher than cost of sales for fiscal 1996 of $26,106,953. The cost of sales as a percentage of revenue increased to 302% in fiscal 1997 from 246% in fiscal 1996. Cost of sales consists of direct labor, direct material and overhead costs to support the manufacturing process. Overhead costs include, among other things, the costs of utilities, maintenance and repairs, insurance, depreciation, engineering, supervisory and quality control personnel and other costs needed to facilitate the manufacturing process.

Direct labor and material for fiscal 1997 increased by approximately $8.7
million when compared to fiscal 1996.   Most of this increase is attributable
to the increased amounts of raw materials used to verify process controls and increase production volumes. Although yields improved significantly throughout the fiscal year, higher production volumes resulted in higher overall scrap costs in fiscal 1997 compared to fiscal 1996. Management is encouraged by the significant increase in production volumes and improved yields experienced during the fourth quarter of the current fiscal year. To the extent that the Company can continue to improve yields and increase production volumes, management expects that direct labor and material will decrease on a per unit basis and as a percentage of revenue during fiscal 1998.

Overhead for fiscal 1997 increased by approximately $6.3 million when compared to fiscal 1996. The increase is attributable in large part to an increase of approximately $2.7 million in depreciation expense due to the facility and related process equipment being depreciated for a full year during fiscal 1997. During 1997, the Company also incurred approximately $3.6 million in increased costs in the areas of repair and maintenance, utilities, manufacturing supplies and tooling.

A substantial part of the Company's overhead costs are largely fixed and, as a result, management does not expect significant changes in the total overhead costs as production volume increases. However, until the Company is able to produce more saleable product, overhead costs will continue to be a major component of cost of sales on both a per unit and percentage of revenue basis.

OTHER COSTS

The Company's internal research and development costs of $2,037,583 in fiscal 1997 were 3% higher than the internal research and development costs of $1,971,513 incurred in fiscal year 1996. The Company continues to invest resources in order to increase and improve its line of products and to protect its technology and intellectual property rights. This area is an important part of OIS's business. Management expects internal research and development spending for fiscal 1998 will be consistent with fiscal 1997.
The Company's Selling, General and Administrative costs of $5,509,868 in fiscal 1997 were 3% higher than Selling, General and Administrative costs of $5,360,752 in fiscal 1996. Management does not expect its Selling, General and Administrative costs to increase significantly in fiscal 1998.

Interest expense during fiscal 1997 increased by approximately $1,900,000 compared to fiscal 1996. During fiscal 1996 the new plant was placed in service. Therefore, a proportionate amount of interest incurred on the debt to finance construction of the Northville facility is no longer being capitalized as part of the cost




                            Page 19 of Exhibit 13
of the Northville facility. The Company also incurred additional interest on higher debt levels to finance ongoing operations when compared to fiscal 1996. Interest expense is expected to continue to increase until operations generate enough profits to begin retiring the outstanding debt.

Other income, licensing and royalty income and insurance proceeds in fiscal 1997 decreased by $62,316 compared to fiscal 1996. This decrease is attributable in large part to a one-time insurance payment of $803,624 received during fiscal 1996 in connection with the interruption of business caused by the fire at the Northville facility in March 1995. Royalty income increased by $376,364 compared to fiscal 1996. The Company also realized $276,481 from the sale of equipment formerly utilized at the Troy facility.

Other differences between fiscal 1997 and 1996 are not discussed because they result principally from differences in timing of revenue and expenses and not from any known trends.

YEAR ENDED JUNE 30, 1996 COMPARED TO YEAR ENDED JUNE 30, 1995

REVENUE

Total revenue for fiscal year 1996 of $10,595,207 was 26% higher than total revenue for fiscal 1995 of $8,423,041. This increase is attributable to a substantial increase in revenue from the sale of displays which was partly offset by a decrease in revenue from customer-funded engineering.

Revenue from the sale of displays for fiscal 1996 of approximately $6,489,000 was 183% higher than revenues from the sale of displays for fiscal 1995 of approximately $2,290,000. This increase is the result of more displays, both standard and contract specific, being manufactured and shipped during fiscal 1996. Deliveries of various size displays, which were developed in prior fiscal years, to Kaiser Electronics under the F-22 and F-18 programs generated approximately $3,000,000 or 46% of the revenue from the sale of displays during fiscal 1996.

Revenue from customer-funded engineering for fiscal year 1996 of approximately $4,000,000 was 31% lower than revenue from customer-funded engineering for fiscal 1995 of approximately $5,800,000. This decrease is the result of the Company's strategic decision to reduce customer-funded engineering activity as the Company concentrates on manufacturing operations. Management expects revenue from customer-funded engineering to continue to decline in the future.

Although revenue from the sale of displays increased during fiscal 1996, the rate of increase was constrained by manufacturing difficulties at the Troy facility which are discussed below under Cost of Sales. The Company continued operations at the Troy facility longer than expected as a result of the extensive effort to repair and clean-up damage caused by the fire experienced in March 1995 at the Northville facility. Approximately $3,200,000 of displays that had been expected to be delivered in fiscal 1996 were not delivered. The Company has worked closely with its customers, and no orders for the Company's products have yet been canceled as a result of delivery delays. If the ramp-up of the Northville facility proceeds as anticipated, management expects that the delayed shipments will be delivered during fiscal 1997.

COST OF SALES

Cost of sales for fiscal 1996 of $26,106,953 was 47% higher than cost of sales for fiscal 1995 of $17,810,224. The cost of sales as a percentage of revenue increased to 246% in fiscal 1996 from 211% in fiscal 1995. Cost of sales consists of direct labor, direct material and overhead costs to support the




                            Page 20 of Exhibit 13
manufacturing process. Overhead costs include, among other things, the costs of utilities, maintenance and repairs, insurance, depreciation, engineering, supervisory, quality control and other costs needed to facilitate the manufacturing process. While the Company's direct labor and material costs in fiscal 1996 declined slightly as a percentage of revenue compared to fiscal 1995, the Company's overhead costs for fiscal 1996 increased significantly both in absolute dollars and as a percentage of revenue compared to fiscal 1995.

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

Reducing the Company's cost of sales to an acceptable level depends on improving yields and increasing production volumes. If the Company becomes more efficient in its manufacturing process, direct labor and material costs will decrease on a per unit basis. Because most of the Company's indirect costs are fixed and the Company has already assembled a workforce sufficient to support the anticipated increases in manufacturing activity at Northville, management does not expect a significant increase in indirect costs as production volumes increase. However, until the Company is able to produce and sell more product to absorb its overhead costs, overhead costs will continue to result in high cost of sales on both a per unit and percentage of revenue basis.

OTHER COSTS

The Company's internal research and development costs of $1,971,513 in fiscal 1996 was 51% higher than the internal research and development costs of $1,306,843 incurred in fiscal 1995. The Company's research and development efforts are focused on improving current products, increasing its standard product line and protecting the Company's technology and intellectual property rights. Management considers it imperative to maintain a strong research and development program. Research and development spending for fiscal 1997 is expected to increase slightly from fiscal 1996.

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

Interest expense during fiscal 1996 increased by approximately $2,200,000 compared to fiscal 1995. During fiscal 1996, most of the Northville facility was placed into service with the consequence that a proportionate amount of interest incurred on the debt to finance construction of the Northville facility is no longer being capitalized as part of the cost of the Northville facility. The Company also incurred additional interest on higher debt levels to finance ongoing operations during fiscal 1996. Interest expense is expected to continue to increase until operations generate enough profits to begin retiring the outstanding debt.




                            Page 21 of Exhibit 13

During fiscal 1996, the Company received $803,624 of insurance proceeds resulting from the interruption of business caused by the fire at the Northville facility in March 1995. This amount is separate from the reimbursable expenses incurred by the Company to repair damage from the fire, which is discussed under Liquidity and Capital Resources.

Other differences between fiscal 1996 and 1995 are not discussed because they resulted principally from differences in timing of revenue and expenses and not from any known trends.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

The Company's Cash and Cash Equivalents at June 30,1997 was $960,042. The Company is attempting to manage its cash to minimize borrowings under its various debt instruments.

OPERATING ACTIVITIES

During fiscal 1997, the Company incurred a net loss of $28,509,893. Inventory increased approximately $3.7 million as the Company increased levels of raw materials and spare equipment parts to sustain the increase in manufacturing activity. Accounts payable and other accrued expenses decreased approximately $3.3 million due to the timing of payment of invoices. Furthermore, the Company incurred approximately $6.2 million in depreciation costs, which contributed to net loss but had no effect on cash.

INVESTING ACTIVITIES

During fiscal 1997, the Company spent approximately $3.4 million on equipment related to the development and production of x-ray sensors. The Company also spent approximately $2.2 million on substrate carriers, test equipment and
display fixtures to handle the increase in production volume.   Furthermore,
the Company spent an additional $2.9 million for computer hardware and software as well as improving existing equipment, building and cleanrooms in an effort to improve efficiency and productivity.

FINANCING ACTIVITIES

During fiscal 1997, the Company received $35.5 million from the sale of preferred stock to GD Investments Corp. ("GDIC"), a Guardian affiliate. (See Capital Resources.)

During fiscal 1997, the Company signed a $20 million Promissory Note in favor of GDIC to the Company to provide the Company with working capital. The Promissory Note accrues interest at a rate of 6% per annum, and all principal and interest is payable on demand of GDIC. As of June 30, 1997, the Company had borrowed $3 million under the Promissory Note. As of September 18, 1997, the Company has borrowed $9 million under the promissory note.

During fiscal 1997, the Company borrowed $16.4 million under an existing $20 million bridge loan from Guardian to provide the Company with working capital
requirements.   In October of 1997, the Company repaid the entire $18.9 million principal balance of the bridge loan together with all accrued interest. (See Capital Resources).

During fiscal 1997, the Company borrowed $1.5 million under its $52.5 million commercial credit facility




                            Page 22 of Exhibit 13
with NBD Bank N.A. and Bank of America NT&SA. As of June 30, 1997, the Company's aggregate borrowings under its commercial credit facility were $52.5 million. The repayment of principal, which was originally scheduled to begin on June 30, 1997, has been deferred to December 31, 1997 under agreement with the banks. The first payment on this date is $5.5 million with various quarterly payments due through December 31, 1999.

The Company's cash is decreasing, and management anticipates a need for additional cash during fiscal 1998 (see Capital Resources).

CAPITAL RESOURCES

The Company has financed the completion of the Northville plant and related ramp-up and provided working capital for continuing operations through fiscal 1997.

On October 29, 1996, the Company's Board of Directors created and authorized for issuance 100,000 shares of Series B Preferred Stock, par value $.01, with an original issuance price of $1,000 per share. The Series B Preferred Stock bears a dividend rate of 8% for the first three years and a floating rate, subject to a 16.5% cap, thereafter. Each share of Series B Preferred Stock entitles the holder to 350 votes per share on each and every matter submitted to a vote of the Company's shareholders. The Series B Preferred Stock is non-convertible.

On October 30, 1996, the Company exchanged the 35,000 shares of Series A Preferred Stock held by Guardian and all dividends in arrears for 38,137 shares of Series B Preferred Stock. Guardian and William Davidson contributed common stock of the Company and other property to GDIC. On October 31, 1996, the Company sold 21,000 shares of Series B Preferred Stock to GDIC at a price of $1,000 per share. OIS used the proceeds to repay all principal and all accrued interest under its bridge loan from Guardian, which amounted to approximately $18.9 million. During the remainder of fiscal 1997, the Company sold an additional 14,500 shares of Series B Preferred Stock to GDIC at a price of $1,000 per share.

As a result of the above transaction, the Company is eligible to be a member of Guardian's affiliated tax group ("Affiliated Group"). This allows the Company's tax losses, credits and/or income generated after October 31, 1996, to be included in the single consolidated federal tax return by the Affiliated Group.

Guardian and the Company entered into a Tax Sharing Agreement dated November 1, 1996, pursuant to which the Company will receive or make tax sharing payments based on the amount by which the federal income tax liability of the Affiliated Group is reduced or increased by inclusion of the Company in the Affiliated Group. As of June 30, 1997, the Company had received $5 million and recorded an estimated receivable from Guardian of $4,755,490 in accordance with the Tax Sharing Agreement.

The Company had entered into an agreement with Wayne County for the purchase of approximately 80 acres of land adjacent to the Company's existing facility for a conditional purchase price of $800,000 (the "Purchase Agreement"). Due to the time involved in having the site rezoned to allow for the Company's intended use, the Purchase Agreement expired. Management of the Company determined that the Company should not appropriate the financial resources to revive the Purchase Agreement in order to acquire and develop the site in
accordance with the Purchase Agreement.   However, Guardian acquired the site
from Wayne County on substantially the same terms as the Purchase Agreement.
In addition, Guardian has indicated that if within five years the Company presents an acceptable plan to develop a new manufacturing facility on that site, and is capable of financing such a plan, Guardian would be willing to sell the site to the




                            Page 23 of Exhibit 13

Company on substantially the same terms as the Purchase Agreement.

Due to the level of current and anticipated losses, management expects additional capital resources will be needed to support the Company's
operations.   Management expects that Guardian, directly or through an
affiliate, will provide funding to support the Company's operations through fiscal 1998. At this time, Guardian has not indicated any intention to discontinue funding the Company. If Guardian were to discontinue funding the Company or offer funding to the Company on terms that were not satisfactory to the Company's disinterested directors, then the Company would have to seek alternative sources of funding. There is no assurance that such alternative sources of funding would be available. In such case, the Company would be unable to meet its obligations and would be materially adversely affected.



















                            Page 24 of Exhibit 13